SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 23, 2021
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Ginah Yun
Name:	Ginah Yun
Title:	Director

ANNUAL FINANCIAL REPORT

OF

KT CORPORATION

(From January 1, 2020 to December 31, 2020)

(Translation of the Annual Report filed in Korean with the Financial Supervisory Service of Korea)

I. Corporate Generals

1.	Corporate Purpose of KT Corporation

Business Objectives

1.	Information and communications business;

2.	New media business and internet multimedia broadcasting business

3.	Development and sale of software and contents;

4.	Sale and distribution of information communication equipment;

5.	Testing and inspection of information communication equipment, device or facilities;

6.	Advertisement business;

7.	Retail business via telephone, mail order or online;

8.	IT facility construction business, electrical construction business and fire protection facility business

9.	Real estate and housing business

9(1).	Business facilities management and business support service industry

10.	Electronic banking and finance business;

11.	Education and learning service business;

12.	Security service business (Machinery system surveillance service, Facilities security service, etc);

13.

Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraphs 1 through 12

14.	Frequency-based telecommunications services and other telecommunications services

15.	Value-added telecommunications business

16.	Manufacture, provision (screening) and distribution of contents such as musical records, music videos, movies, videos and games

17.	Issuance and management of pre-paid electronic payment instruments, and businesses related to electronic finance such as payment gateway services

18.	Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraphs 14 through 17

19.	Any overseas business or export and import business related to activities mentioned in Subparagraphs 14 through 18

20.	Tourism

21.	(Deleted)

22.	New and renewable energy, energy generation business, electrical system design business and electrical safety management agent business

23.	Health Informatics business

24.	Manufacture of communication equipment, device or facilities for military purpose

25.	Energy diagnostics business, professional business relating to energy conservation, and any and all other business in the field of energy use rationalization

26.	Information securities, any and all other business in the field of identification service

27.	Activities of management consultancy

28.	Warehousing and storage

29.	Total construction business

30.	Specialized design services

31.	Freight Transportation Business, Cargo Transportation Intermediation Business

32.	Manufacturing and sales of medical device

33.	Any and all other activities or businesses incidental to or necessary for attainment of the foregoing

2.	History

A.	Changes since Incorporation

(1)	Date of Incorporation: December 10, 1981

(2)	Location of Headquarters:

90 Bulljeong-ro

Bundang-gu, Seongnam-city

Gyeonggi-do 13606

Korea

(3)	Major Changes in KT Corporation

•	On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, in which KT held a 54.25% interest, and on June 1, 2009, the merger was completed.

•

At the annual general shareholders’ meeting held on March 11, 2011, KT’s shareholders approved the addition of the health bioinformatics business to KT’s business objectives, which is a new emerging industry that integrates IT with genetic data information sequencing, computation, accumulation, and application. The shareholders also approved the addition of military communication equipment, devices and facility manufacturing to its business objectives.

•	Mr. Suk Chae Lee was reelected as the Chief Executive Officer (“CEO”) and President of KT at the annual general shareholders’ meeting held on March 16, 2012.

•

At the annual general shareholders’ meeting held on March 15, 2013, KT’s shareholders approved the addition of energy inspection, energy conservation, and the energy use rationalization business to KT’s business objectives.

•	Mr. Chang-Gyu Hwang was elected as the CEO and President of KT at the extraordinary general shareholders’ meeting held on January 27, 2014.

•

At the annual general shareholders’ meeting held on March 25, 2016, KT’s shareholders approved the addition of Information securities, any and all other business in the field of identification service.

•

Mr. Chang-Gyu Hwang was re-elected as the CEO and President of KT at the annual general shareholders’ meeting held on March 24, 2017. KT’s shareholders approved the addition of fire protection facility business, electrical system design business, activities of management consultancy, and warehousing & storage

•

At the annual general shareholders’ meeting held on March 23, 2018, KT’s shareholders approved the addition of electrical safety management agent business. They also approved the Total construction business for Clarification of Business Purpose and Specialized design services for Business Area Expansion.

•	Mr. Hyeon-Mo Ku was elected as the Representative Director of KT at the annual general shareholders’ meeting held on March 30, 2020.

3.	Total Number of Shares and Related Matters

A.	Status of Capital Increase/Decrease (As of December 31, 2020) (Unit: Won, Shares)

Date of Shares Issued (Retired)	Type of Shares Issued (Retired)	Details of Issued (Retired) Shares
		Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
—	—	—	—	—	—	—

B.	Total Number of Shares (As of December 31, 2020) (Unit: Shares)

Category		Type of Shares		Total
		Common shares	Preferred shares
	I. Total Number of Authorized Shares	1,000,000,000	—	1,000,000,000
	II. Total Number of Issued Shares	312,899,767	—	312,899,767
	III. Total Number of Reduced Shares	51,787,959	—	51,787,959
Details of Reduced Shares	1. Reduction of Capital	—	—	—
	2. Share Retirement	51,787,959	—	51,787,959
	3. Redemption of Redeemable Shares	—	—	—
	4. Other	—	—	—
	IV. Current Number of Issued Shares (II – III)	261,111,808	—	261,111,808
	V. Number of Treasury Shares	19,269,678	—	19,269,678
	VI. Current Number of Issued and Outstanding Shares	241,842,130	—	241,842,130

C. Acquisition and Disposal of Treasury Shares (As of December 31, 2020) (Unit: Shares)

Method of Acquisition		Type of Shares	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Over-the- Counter	Common shares	15,870,258	—	1,150,580	—	14,719,678
		Preferred shares	—	—	—	—	—
	Exchange- Traded	Common shares	—	—	—	—	—
		Preferred shares	—	—	—	—	—
Indirect Acquisition (e.g. Trust Contract)		Common shares	—	4,550,000	—	—	4,550,000
		Preferred shares	—	—	—	—	—
Total		Common shares	15,870,258	4,550,000	1,150,580	—	19,269,678
		Preferred shares	—	—	—	—	—

•	The above “Beginning of Term” means as of January 1, 2020 and “End of Term” means as of December 31, 2020, which is the most recent date of shareholder registry.

•	Details of Disposition of treasury shares from January 1, 2020 to December 31, 2020 are as follows.

- On May 29, 2020, KT disposed 3,776 shares of treasury shares for stock grant to Outside directors as a part of remuneration for FY2019.

- On July 15, 2020, KT disposed 126,699 shares of treasury shares for stock grant to executives and employees as a part of remuneration for FY2019.

- On December 23, 2020, KT disposed 1,020,105 shares of treasury shares for stock grant to employees as a part of remuneration for FY2019.

- On November 5, 2020, KT decided to enter into a trust agreement for acquisition 300 billion of treasury shares to enhance the shareholders’ value.

4.	Voting Rights (As of December 31, 2020) (Unit: Shares)

Category		Number of Shares	Note
Total Issued Shares (A)	Common Shares	261,111,808	—
	Preferred Shares	—
Shares without Voting Rights (B)	Common Shares	19,269,678	Treasury Shares
	Preferred Shares	—
Shares with Restricted Voting Rights under the Articles of incorporation, Stock Exchange Act and Other Laws (C)	Common Shares	—	—
	Preferred Shares	—
Shares with Reestablished Voting Rights (D)	Common Shares	—	—
	Preferred Shares	—
Shares with Exercisable Voting Rights	Common Shares	241,842,130
(E = A – B – C + D)	Preferred Shares	—	—

5.	Dividends and Related Matters

Dividend Policy from FY2020 to FY2022

•	Return 50% of normalized separate net income

•	Maintain equal to or greater than the dividends for FY2019(KRW 1,100 per share)

Category		FY2020	FY2019	FY2018
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		703,392	665,942	762,305
Net Profit per Share (Won)		2,684	2,512	2,809
Year-end Cash Dividend (in Millions of Won)		326,487	269,766	269,659
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Pay Out (%)		49.6	43.8	39.2
Cash Dividend Yield (%)	Common Shares	5.3	4.0	3.6
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	1,350	1,100	1,100
	Preferred Shares	—	—	—

•	Net Profit, Net profit per share, Cash dividend Pay Out are based on consolidated result.

•	Cash dividend Pay Out(%) is calculated on a basis of Net Profit contribution to KT.

•

Cash dividend yield(%) is the percentage of dividends per share against the arithmetic average price of the final price formed in the exchange market for the past week from the date of the two trading days before the closing date of the shareholders ‘list to convene the general shareholders’ meeting.

II. Business Details

1.	Overview

•	ICT - KT

(1)	Characteristics of the Industry

The telecommunications industry covers ICT (Information and Communication Technologies) and a wide range of services such as mobile communications, broadband, IPTV, fixed-line telephony, leased line, and enterprise solutions. Due to rapid development of technology and customers’ needs, the business area of traditional telecommunications business (fixed-line telephony, broadband, mobile communications) expands into convergence area that includes integration of wireless—fixed line, and telecommunications—broadcasting.

(2)	Growth of the Industry

•	The status of subscribers

Category	2020	2019	2018
Broadband Internet Subscribers (‘000)	22,330	21,762	21,155
Local Telephone Subscribers (‘000)	12,859	13,600	14,334
Mobile Phone Subscribers (‘000)	69,542	67,937	65,360
IPTV Subscribers (‘000)	19,365	18,021	16,599

*	Source: Broadband internet / Local Telephone / Mobile Phone – the Ministry of Science and ICT (www.msit.go.kr) year-end 20 disclosure

IPTV – Company IR data

(3)	Characteristics of Economic Cycle and Seasonality

The demand for telecommunications services does not fluctuate widely with economic conditions due to the fact that such services are regarded as a necessity in modern life. However, if the Korean economy slows down and per capita income declines, demand for ICT could be negatively impacted which in turn could have an adverse impact.

(4)	Market Conditions

1) Market Stability

Usually telecommunications service area is limited to the domestic market. It is divided into B2C business for individuals and B2B business for enterprise customers. B2C business targets all types of households regardless of gender, age, income and residential districts. Mobile business, broadband internet business, and local telephone business are at the maturity stage and face severe competition in acquiring additional subscribers. IPTV market is at the growth stage, replacing cable TV market. The number of subscribers for premium services has been increasing with advanced technology, new devices, and higher mobile data consumption.

2)	Competition

•	Competing Companies

•	Local calls: SK Broadband, LG U+, etc.

•	Long distance, International calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	Internet telephones (VoIP): SK Broadband, SK Telink, LG U+, etc.

•	Broadband internet and IPTV: SK Broadband, LG U+, Service Operators, etc.

•	Mobile telecommunications: SK Telecom, LG U+, etc.

•	Market Entry Requirements

•	Communications service providers: approval of KCC (Korea Communications Commission) required

•	Specific telecommunications service providers: registration required

•	Value-added telecommunications service providers: reporting required

3)	Market Share

(Subscribers basis)	Operator	Market Share (%)
		2020	2019	2018
Local Telephone	KT	80.8	80.8	80.6
	SK Broadband	15.4	15.6	15.7
	LG U+	3.8	3.6	3.7
Mobile Telephone	KT	31.4	31.6	31.6
	SK Telecom	45.1	46.4	47.2
	LG U+	23.5	22.0	21.2
Broadband internet	KT	41.1	40.9	41.0
	SK Broadband	29.0	25.6	25.4
	LG U+	20.3	19.6	18.9
	Service Operators	9.6	13.9	14.7
IPTV	KT	45.3	46.3	47.3
	SK Broadband	29.2	28.8	28.5
	LG U+	25.5	24.8	24.2

*	Source: Broadband internet / Local Telephone / mobile Phone –the Ministry of Science and ICT (www.msit.go.kr) year-end 20 disclosure

IPTV – Company IR data

*	Mobile Telephone market share excludes other connections for managing telecommunications facilities

*	Broadband internet market share of SK Broadband includes SK Telecom’s resale subscribers.

(5)	Competitiveness

KT provides mobile services through constant evolution of LTE network and technology innovations. Some good examples are, world’s first inter-networking (TDD-FDD) LTE roaming and VoLTE call in 2013, development of 5G Network CA (Carrier Aggregation) technology in 2014, VoLTE network interworking with SK Telecom and LGU+ in 2015 and the world’s first commercialization of 5G in 2019.

In April 2017, KT adopted nationwide C-DRX (Connected mode Discontinuous Reception) technology in LTE network and every LTE handsets. Through this efforts, KT customers could save up to almost 45% of battery usage time. In October 2017, KT applied C-DRX technology to VoLTE service.

In Pyeong-Chang Olympics, KT presented the first 5G service to the world, using experience compiled through innovative LTE network. KT built a trial network and 5G standards by cooperating with global equipment manufacturers and telecommunications companies to prepare for the 5G era in advance. On April 3, 2019, KT successfully commercialized 5G network and continues its efforts to provide premium 5G service through a wide 5G frequency spectrum and eight edge centers deployed nationwide.

KT leads mobile market with its differentiated rate plans and benefits. In May 2015, KT was the first in Korea to launch ‘LTE Data Choice’ rate plan that charges subscribers by the amount of data used, and offers unlimited voice call, text message services. In March 2016, KT expanded its influences to the youth market by rolling out ‘Y24’ rate plan which targets ages under 24. In May 2018, KT launched ‘DataON’ rate plan which not only provides more data benefits, but also offers unlimited data. KT strengthened competitiveness in the data-centric market by launching ‘LTE Basic’ rate plan which was priced 33,000 won per month. In September 2018, KT strengthened in the youth market by rolling out an exclusive youth rate plan, ‘Y24 ON’. Upon launching 5G service in April 2019, KT introduced unlimited 5G data rate plan called ‘Super Plan.’ In addition to unlimited 5G data offering, this innovative rate plan features data roaming services in 185 countries. In September 2020, KT launched ‘Super Plan Choice’ rate plans to provide mobile subscribers with the choice of selecting from OTT service ‘Seezn’, music streaming service ‘Genie’, VR service, web novel/web toon service “Blice Story”, and a cloud game service. In October 2020, KT added Netflix service to expand choice range of its ‘Super Plan Choice’ rate plan subscribers

KT owns 80.8% of market share in PSTN business, as of the end of the year 2020. However, as mobile service tends to substitute PSTN service, PSTN revenue and customers have been declining steadily. Nevertheless, KT is trying to mitigate the decline in revenue through price competitiveness achieved through various bundled and flat pricing plans.

In the broadband internet market, KT introduced GiGA internet service with the performance of 1Gbps speed for the first time in Korea. Through this GiGA internet service, KT maintains the position as the market leader in the challenging market environment. KT provides GiGA infrastructure nationwide and leads the premium market by launching 10GiGA internet in October 2018.

In IPTV business, KT is leading the market not only through quality of service being offered but also differentiating customers’ experience. Vast array of contents and the AI set top box ‘GiGA Genie’ contributed to the first acquisition of 8 million IPTV subscribers in Korea. Constant increase in platform revenue (VOD, advertisement, home shopping channel commission fee, etc.) will be the growth momentum in IPTV business, and KT plans to invest continuously into contents to further enhance competitiveness.

(6) Status and Forecast of New Businesses

In April 2019. KT launched the world’s first nationwide commercial 5G network, after successfully showcasing the world’s first trial 5G service at the PyeongChang Winter Olympic Games in February 2018. To align with the higher data consumption expected for 5G services, KT was the first to reveal unlimited data rate plan ‘Super Plan.’ The 5G coverage map is publicly available to represent KT’s network leadership in 5G deployment. KT has been pioneering 5G B2B use cases (smart city, smart factory, connected car, etc.) that are enabled by the 5G network. KT deployed 5G network in the Seoul metropolitan area, six additional metropolitan cities, high-traffic commercial areas, and university campuses as well as major transportation infrastructure, including highways, airports, and train stations. KT plans to gradually expand the coverage of 5G services to bring premium services to its customers.

KT has been actively seeking new business models with high growth prospects. KT plans to transform into an AI Company by applying AI technology into every products and services. KT’s primary AI service GiGA Genie will further establish its market leadership position through expansion of device line-ups and diversification of business areas. To lead the market dominance in IPTV, relevant products and STB offerings will continue its development with customers’ value in mind. Collaboration with other partnering companies will bring additional contents. AI technology, such as GiGA Genie, will be embedded into IPTV to improve competitiveness as an intelligent media platform. KT will create synergy with superior fixed-line, wireless network infrastructures and ICT convergence experience in AI, Big Data, Cloud, IoT, etc.

•	Financing Business – BC Card

(1) Characteristics of the Industry

Credit card business involves issuing and managing credit cards, settling card balances derived from the usage of the card holders, and managing credit card member stores. Credit card business generates revenues through transaction fee, annual fees, financial loans, and others. If a company desires to enter into the credit card business, government licensing is required. Also, government regulations are strict, so this industry has an extremely high barriers to entry.

(2) Growth of the Industry

In early 2000, the credit card business grew exponentially with the supportive policies of the Korean government. However, since 2010, the industry is entering into the maturity stage. The growth in number of member stores is slowing down and the average payment amount is decreasing.

(3) Characteristics of Economic Cycle and Seasonality

The credit card industry is a typical domestic business which is highly affected by the private consumption trend and overall economic conditions.

(4) Market Conditions

1) Market Stability

I.	Number of Credit Card and Member Store

Category	Population (in 10K)	Population Available for Economic Activity*1 (in 10K)	Credit Card (in 10K)	Number of Credit Card Per Capital	Number of Member Stores*2 (in 10K)
2015	5,101	2,715	9,314	3.4	242
2016	5,125	2,742	9,564	3.5	250
2017	5,145	2,775	9,946	3.6	257
2018	5,164	2,758	10,506	3.8	269
2019	5,171	2,819	11,098	3.9	281

*1	Age 15 or order and must be eligible for employment activity
*2	At least one sales transaction incurred annually from a member store

II.	Credit Card Usage Status in Korea (Unit : KRW billion)

Category	Credit Card Usage				Credit Card Usage over Private Consumption Expenditure*
	Total	Lump-Sum Payment	Installment Payment	Card Loan (Short- term)
2015	594,434.5	435,612.7	99,318.8	59,503.0	60.9%
2016	655,361.0	489,442.9	106,589.2	59,328.9	66.3%
2017	686,608.0	512,081.2	115,260.6	59,266.2	67.0%
2018	724,781.5	539,284.6	124,728.6	60,768.3	68.4%
2019	760,075.9	572,183.9	128,768.1	59,123.9	71.7%

*	Capital spending incurred from private sector, statistic published by the Bank of Korea
*	Credit card usage amount excludes cards dedicated for corporate purchases

2)	Competition

•	Competing Companies

•	Samsung Card, Hyundai Card, Lotte Card, Shinhan Card, Kookmin Card, Woori Card, KB Card and Hana Card etc.

•	Factors of Competition

•	The number of member card issuers, card transactions, member stores, and issued cards.

3)	Market Share

Category	2020	2019	2018
Card transaction M/S	23.5%	24.1%	24.1%

*	Source: BC Card’s internal data

(5)	Competitiveness

Credit card issuers and membership stores acquisition and risk management skills are critical aspects in the credit card business. With the technological advancement, boundary of financial services has become more abstract, and digital payment market has grown bigger in which competition among financial service providers are increasing. BC Card focuses on credit card processing business, and most receivables are due from banks and financial institutions with well-respected credit levels. Additionally, BC Card plans to continue its efforts to expand its business to meet market demand. For instance, BC card is offering convenient and secure payment experience to customers through its various service offerings, including ISP, NFC, QR code payment, as well as E-wallet.

•	Satellite Broadcasting Business – KT Skylife

(1) Characteristics of the Industry

The broadcasting market is broadly classified into the pay-TV market, the broadcasting channel trading market, the broadcasting program trading market, and the broadcasting advertising market.

In the pay-TV market, pay-TV broadcasting platforms (generally cable broadcasting companies, satellite broadcasting companies, and IPTV providers) provide multi-channel broadcasting services and secure subscribers. In the analog broadcasting market, cable broadcasting companies provide service. In the digital broadcasting market, cable broadcasting operators, satellite broadcasting operators, and IPTV providers are competing. In the broadcast channel trading market, pay-TV platform operators configure the channel package out of channels provided by terrestrial broadcast, program providers, and their own channels. It receives license fee in return for transmitting the contents and in exchange pay channel fee (license fee) to terrestrial broadcasters and broadcasting service providers.

In the broadcasting program trading market, terrestrial broadcasters and broadcasting channel operators create its own programs or receive programs from subcontracted program producers, etc., and create revenue by audience rating-based-advertisement and pay-TV broadcasting license fees. In the broadcasting ad market, terrestrial broadcasters and broadcasting service providers earn profits by providing advertisements on their respective channels. The pay-TV platform operators also earn profits by utilizing allocated advertisement time by its own channels or broadcasting service providers. In addition to the above markets, there is the home shopping channel transmission market which is conducted between home shopping operators and broadcasting platforms (generally cable broadcasting operators, satellite broadcasting operators, and IPTV providers). Home shopping operators pay home shopping contents transmission fee to the broadcasting platforms based on the contribution of sales, and the contract is renewed every year.

(2) Growth of the Industry

Broadcasting services are evolving into multiple smart media services through mobile and OTT as well as convergence services of broadcasting and communications based on wired networks. In particular, personalized services that offers customized, situational information are growing through information accumulated from the network. Ultra-high definition UHD (Ultra HD which is 4 ~ 16 times clearer than full HD) broadcasting, and next-generation broadcasting services such as multi-channel services are growing. The broadcasting service market is characterized by the intrinsic nature. The total market size based on the number of subscribers is steadily increasing, and it is increased by 1.0% as of 1Q 2020 compared to the previous year.

Category	Number of Subscribers
	2017	2018	2019	1HF 2020 YTD
Pay-TV Subscribers	31,370,088	32,490,544	33,601,484	33,946,826
Growth Rate	5.9%	3.6%	3.4%	1.0%

*	Sources: the Ministry of Science and ICT (www.msit.go.kr) 1HF2020 disclosure

(3) Characteristics of Economic Cycle and Seasonality

The pay-TV market is perceived to be a necessity. Unless there is a severe economic downturn, the customer churn rate will be relatively stable. Moreover, the revenue from pay-TV services is based on monthly subscription fees, which is not impacted by seasonality.

(4) Market Conditions

1)	Competition

The terrestrial broadcasting service includes radio, television, and terrestrial DMB. The pay-TV market is segmented by operators such as cable operators, satellite broadcasters, and IPTV providers. Cable operators are again divided into cable TV operators and relay wired broadcasting operators. The number of relay wired broadcasting operators is decreasing due to M&A or bankruptcy.

KT Skylife is the sole satellite broadcasting service provider in Korea and launched its service in March 2002. TU Media launched its service in May 2005, but was merged by SK Telink in November 2010 and terminated its service on August 31, 2012.

The IPTV service was first commercialized in January 2009 after receiving the license in September 2008. Currently, there are three IPTV service providers – KT (olleh TV), SK Broadband (B TV) and LGU+ (LG U+ TV) and recently OTT service emerged as the new entrant. OTT Service ‘Seezn’ is offered by KT, and SK Broadband collaborated with the terrestrial broadcasters to form an OTT service called ‘Wavve’.

2)	Market Share

o Pay-TV market share and number of subscribers

Category	As of the first half of 2020
	Subscriber	M/S
Satellite	3,078,420	9.1%
IPTV	17,489,664	51.5%
SO	13,378,742	39.4%
Total	33,946,826	100.0%

*	Sources: the Mistry of Science and ICT (www.msit.go.kr) 1HF 2020 disclosure

(5) Competitiveness

KT Skylife has been leading the pay TV market with its competitive edge in HD channels and providing hybrid services through IPTV. Competition over subscriber acquisition is expected to intensify as more players in the pay TV market are providing bundling products with mobile, internet, IPTV, and satellite broadcasting services.

Recently UHD (4x definition of HD) market is growing, because the price of UHD TV is continuously decreasing due to severe competition among manufacturers. Also, UHD contents production is expected to be vigorous. Since 3 UHD terrestrial channels commercialized real time services in June 2015, KT Skylife expanded its UHD channels to five channels which was the largest in Korea in 2016. KT Skylife has 1.42 million UHD subscribers as of year-end 2020 and is leading the UHD broadcasting market.

(6) Status and Forecast of New Businesses

KT Skylife has launched ‘SLT’ (Skylife LTE TV) service on July 2017, which is the next generation hybrid media service. SLT is the media service, which provides high quality image regardless of driving condition by combining KT’s LTE technology and satellite broadcasting service.

•	Others - KT SAT

(1) Characteristics of the Industry

Satellite business generates revenues from utilizing allocated orbits and spectrums from government. Therefore, operator must obtain the rights to use satellite orbits and frequency spectrum from the government. With two additional satellites launched in May 2017 and October 2017, KT SAT operates a total of four satellites.

(2) Growth of the Industry

The market size of the global satellite leasing industry is KRW 16 trillion in 2020. Companies such as Intelsat, SES and Eutelsat are the dominant incumbent players in the market and competition among these companies remains intense. The market for the global satellite leasing industry is expected to grow in South East Asia, Middle Asia, Africa, and Latin America.

(3) Characteristics of Economic Cycle and Seasonality

Transponder leasing—one of KT SAT’s major services – typically has three to five years (or longer) contract period with its clients. The main clients are the government and the broadcasting companies. As a result, KT SAT is not susceptible to seasonality and market fluctuations. However, the marine satellite communications service for shipping companies is sensitive to market conditions.

(4) Market Conditions

1) Market Stability

KT SAT was spun off from KT on December 1, 2012. Its global revenue is continuously increasing despite the stagnant domestic revenue. The satellite market in Korea is expected to expand due to increasing UHD channels and demand for repeaters. The demand for the repeaters is expected to grow because the number of DTH companies and the broadcasting channels are increasing globally. Thus KT Sat has launched two satellites in May and October 2017 to strengthen its presence in Asian and Indian markets and to enhance its marine satellite telecommunications service.

2)	Market Competition

KT Sat is the only satellite operator in South Korea and competes with other global satellite operators in the satellite transponder leasing business. As for the domestic internet and broadcasting business, KT Sat competes with other fixed-line service providers.

3)	Market Shares

Market share information is not available. However, KT SAT is the sole satellite service provider in Korea and the global market share is approximately 1%.

(5) Competitiveness

Starting from its first satellite in 1995, KT SAT has successfully launched a total of five satellites. KT SAT is expanding its presence into global market by partnership. KT SAT has launched 2 satellites in May and October 2017 to strengthen its presence in Asian and Indian markets.

•	Others - KT Estate

(1) Characteristics of the Industry

The real estate development business is the project that covers a series of process from the preparation of the development business such as the real estate acquisition, business fund procurement, project planning and promotion, construction management to stabilization after development. The real estate development business is heavily influenced by changes in the financial environment, such as interest rates and capital availability, as well as real estate conditions, due to the large capital input and long-term development planning. Real estate development project has a higher return than subcontracting project when it succeeds, but it is a high-risk business that requires efficient risk management.

The real estate leasing / management business includes (1) real estate property management business (PM) that covers the operation, maintenance, lease management and financial management, (2) real estate facility management (FM) that covers operation, maintenance and renovation of various facilities to create pleasant and convenient real estate environment, and (3) asset management (AM) that provides a professional service in acquisition and disposal of real estate properties.

(2) Growth of the Industry

Real estate business is continuously changing and evolving on social/economic changes. Previously industry was driven by construction companies supplying apartments and small scale businessmen providing leasing and management service. However, the industry is to confront gradual transition as low growth and matured market is expected with the decline of birth rate and marriage rate, and an aging population. Accordingly the demand for comprehensive real estate leasing and management services centered on small residential facilities is expected to increase gradually.

(3) Characteristics of Economic Cycle and Seasonality

The real estate market is heavily dependent on cyclical movements of the overall economy.

(4) Market Conditions

1)	Market Stability

Real estate developments and the rental and management business are sensitive to characteristics of each real estate’s conditions, including purpose of building, style of architecture, locations of sites, etc.

2)	Market Competition

•	Leasing: Shinsegae Central Center, Lotte Property & Development

•	Development: SK D&D

•	PM/FM: Posco O&M, Genstar, Shinyoung Asset, Serveone, etc.

3)	Market Shares

It is difficult to estimate the market shares due to nature of the business.

(5) Competitiveness

KT Estate has expanded its business portfolio into real estate developments and rental and real estate management after receiving investment-in-kind of 95 major real estate assets from KT on December 1.2012. KT Estate expanded their business portfolio to consulting, lease, development business, facility management and Securitization areas in the whole value chain.

Major achievements in development business include sales of (i) Busan Gaya Centreville, 20.6 billion in June 2020 and (ii) Daegu Beomeoseohan Forrest, 40.5 billion in July 2020. Despite Covid19 pandemic situation, hotel business recognized 13.2 billion revenue from Novotel Ambassador Seoul Dongdaemun Hotel and residences, and 16.4 billion from Andaz Seoul Gangnam though differentiated marketing strategy. Expected to be completed in 2021, the Songpa Branch will be developed into hotel and officetel, and the Central branch is scheduled to be developed by 2022. For a smart multi-purpose complex landmark in Seoul, KT Gangbuk(Northern Seoul) headquarters development project is also underway.

For asset management business, office space rental recorded 124.4 billion. Management service for KT owned real estate maximized value of each property and secured approximately 81.3 billion in revenues. Additionally, management service extends into the properties that KT subsidiaries (KT Sports, KT SAT, and BC Card, etc.) own. Through rental housing brand Remarkville, KT Estate has provided differentiated services to the market and generated 31.3 billion revenues.

(6) Status and Forecast of New Businesses

From 2012, KT Estate received approximately KRW two trillion worth of real estate from KT through payment-in-kind transactions. This transaction allowed KT Estate to conduct its own real estate developments, leasing, management operations in addition to existing real estate developments and consulting businesses to KT. Establishment of joint venture with the Japanese company Daiwa Living that specializes in leasing of small-sized housings, KT Estate has obtained an expertise in operations of small-sized housing. KT Estate plans to offer total real estate asset management including planning, investment, and management of clients’ real estate.

•	Others - KT Hitel

(1) Characteristics of the Industry

Contents: The content business sources digital distribution rights for video content, supplies to distribution platforms, and distributes profits. Content business with its characteristic of One Source Multi Use (OSMU) can create various economic added value. Therefore it emerged as one of the growth engines in Korea. OSMU characteristics, increase in content consumption platforms, introduction of ‘prosumers’ that simultaneously produce and consume content, and the popularization of mobile devices are creating a favorable environment for industrial expansion.

T-commerce: T-Commerce industry is the commerce for digital pay-TV subscribers providing two-way services. It has the characteristic of both TV home shopping and Internet shopping. T-Commerce is emerging as new retail channel, because while product information can be delivered though TV that customers are familiar with, customers can still search for products of interest unlike one-way service.

(2) Growth of the Industry

Contents: Thanks to the growth of IPTV market and digital transformation of CATV, content channels are sufficiently secured, hence growth is expected. In addition, the diffusion of smart media and the spread of one-person households are expected to popularize non-real-time, mobile-centric, and personalized on-demand content consumption. With the expansion of content consumption using digital contents platforms such as OTT and MCN (Multi-Channel Network), we expect that the activation of production and consumption of online contents such as web drama and web art will stimulate the expansion of industry. As an operator with the largest IP (Intellectual Property) in movies and dramas, we expect to benefit from the growth of the industry.

T-commerce: Market is experiencing a continuous growth despite a decline in an average daily TV consumption time. Expansion of IPTV coverage, set-up box with A.I speaker, convergence between TV and mobile will enhance the shopping experience and allow continuous growth in T-commerce business.

(3) Characteristics of Economic Cycle and Seasonality

Contents: Market is less sensitive to seasonal factors than other businesses. The market appears to be more affected by content line-ups rather than factors related to seasonality

T-Commerce: The T-commerce market is less sensitive to market trends and seasonality than other shopping methods due to the fact that the service is not limited to time, space, and payment methods.

(4) Market Conditions

1)	Market Stability

T-Commerce business is being offered to large pool of TV subscribers regardless of IPTV, Satellite, and SO. Through differentiated level of experience and product competitiveness, the business is expected to continue its growth momentum.

2)	Market Competition

Home shopping operators and other T-commerce operators who conduct shopping business on television.

3) Market Shares

Market share is unavailable due to the characteristics of the business.

(5) Competitiveness

Contents: Market is expanding to the secondary market due to the increase in contents consumption. Purchase of PPV contents is increasing and patterns of consumption are verifying. As media providers launch their own OTT services, the snack culture type of consumption is spreading around mobile media. As the movies based webtoon are showing good box office results, the value of One-Source-Multi-Use source IP is increasing.

T-Commerce: Expansion of the digital broadcasting subscribers including IPTV, and high quality set top box will make favorable environment for the multi interactive data shopping like T-commerce that enables the easy purchase using TV remote control and AI speaker.

•	Others - Genie Music

(1) Characteristics of the Industry

The music industry refers to all industrial areas that produce added value and generate economic value through music in various fields such as composition, performance, publishing, copyright, management, music, broadcasting, advertising, and movie music. The music industry can be divided into two main categories. The first one is traditional offline music industry, such as planning, production, and distribution. The second one is online media convergence, which produces and distributes digital music through online and mobile media.

Since 2000, the size of the offline music industry has been steadily declining. However, since the digital music industry surpassed the offline music industry in 2004, it continues to grow and has become a bridgehead for growth of the domestic music industry. Since 2009, the usage of music content via wireless internet such as 3G, LTE and WiFi is continuously increasing. The industry is expected to generate additional value-added by creating diverse business models based on new business models – Cloud, AI, VR based streaming services – derived from ultra-fast 5G network

(2) Growth of the Industry

According to the “2019 Music Report” published by the Korea Creative Content Agency, online music retailer sales grew 5.6% YoY in 2018. The spread of Smart Devices since the end of 2009 has laid the foundation for the business growth. As the concept of “non-allegations” is applied (July 23, 2009), the possibility of illegal music distribution is diminishing. The digital music industry is expected to grow gradually based on stricter copyright law.

(3) Characteristics of Economic Cycle and Seasonality

The music business is less sensitive to economic fluctuations as it is considered to be basic cultural needs.

(4) Market Conditions

1)	Market Stability

As per capital increases, music culture has become more wide spread in public which in turn allowed industry’s growth. Spread of Mobile Internet environment also facilitated the digital music market to exponentially grow over the period. Recent technological advancements allowed music services to be applied into AI speaker, connected car, etc. to further support growth momentum. With stringent copyright laws, distribution of illegal music is expected to decrease and market value will be further enhanced.

2)	Market Environment

Major domestic music streaming service providers are Genie, Melon, and FLO. Among three major players, Melon is an initial market pioneer that possesses the highest market shares. All three providers offer distribution services and hold promotions to acquire additional subscribers.

3)	Market Shares

It is difficult to estimate the market shares information. MAU (Monthly Active User) data is used in the market; however, such figures vary by providers – App Annie, Nielson Korea, Korean Click, etc. – due to distinct computation method being applied.

(5) Competitiveness

Differentiation offered by Genie are (i) provision of high quality music streaming service and ultra-quality premium service called FLAC(Free Lossless Audio Codec) (ii) supply of CJ ENM contents, (iii) KT and LGU+ subscribers could use membership points to easily subscribe to streaming service.

•	Others - KT Telecop

(1) Characteristics of the Industry

Security services are provided for the individual clients as well as the corporate and the governmental organizations for the security of personnel, equipment or other assets. Services offered could be divided into four broader categories: Dispatch, Non-dispatch, Comprehensive Security, and Security SI. Dispatch services involve installation of sensors and surveillance cameras at households and stores in order to promptly dispatch a field security agent in case of emergent situation by Control Center. For non-dispatch services, customers could check security conditions through installed surveillance cameras at households and stores. If needed, the dispatch services is also provided. Comprehensive services entail the field security agent on-site, to patrol and control entrance/exit. Security SI package includes installation of CCTV, implementation of entrance/exit control system, as well as energy efficiency monitoring system for buildings.

(2) Growth of the Industry

With the increase of single (two) person households and heinous crimes, security industry is continuously growing. Also with its high entry barriers and inelastic characteristic to economy its stability is high as well. Security industry is to expand to convergence business and bio-verification areas from simple dispatch and guard service. For fiscal year 2019, market size of bio-security services was approximately KRW 2.7 trillion or 2.6% YoY. The industry is to grow steadily as demand for safety increases.

(3) Characteristics of Economic Cycle and Seasonality

The security business is less sensitive to economic fluctuations due to the conservative nature of the security business. However, domestic economic slowdowns and price competition may adversely affect the growth prospects. As the importance of CCTV service has been recognized recently, and the high-definition CCTV has become more popular, the sustainable industry growth is expected.

(4) Market Conditions

1)	Market Stability

Competition within the security industry has been intensified due to new entrants. Currently, security industry is expanding with the sales of IOT based products for households and small businesses. Market competition is expected to intensify as the industry adopts new technologies such as cloud based video surveillance, AI security solutions, physical/data security.

2)	Market Competition

Dispatch Security, Comprehensive Security: S1, ADT CAPS, etc.

3)	Market Share

Market Share information for the industry is not available.

(5) Competitiveness

Security companies focused on price competition as an attempt to increase their market share, but are now extending competition into the convergence security area in which physical and information security are combined. KT Telecop will continue to collaborate with KT to introduce products that will meet such market demands. Through this measure, KT Telecop plans to continue its delivery of premium services.

(6) Status and Forecast of New Businesses

KT Telecop was the first to launch the platform based All-IoT security service in the world. With the introduction of All-IoT, KT Telecop is expected to lead the market by converging its services with various IoT sensors to AI Surveillance camera GiGA Eyes. KT Telecop is expected to lead the market with continuous innovations and differentiated technology.

•	Others - Nasmedia

(1) Characteristics of the Industry

The traditional media (TV, radio, newspaper, magazine) advertisement market is in the maturity stage, however new media (PC, mobile, IPTV) advertisement market is experiencing positive prospect as number of users increase. Online advertisement surpassed TV commercials, and advertisement through SNS created momentum for internet business to grow. Nicomedia currently sells online (PC, mobile) display advertisement channels and its business covers IPTV commercial and Digital Signage advertisement channels.

(2) Growth of the Industry

In 2020, the size of the domestic advertising market was 11.99 trillion won, a 0.8% decrease from 2019. Online advertising grew 13.0%, supported by the huge growth in mobile advertising, 17.5%. It indicates that the market is shifting from traditional media to digital media. For FY 2021, advertising market is expected to grow 12.55 trillion won size, a 4.6% increase from prior year. Online advertising will continue to be the main driver for such growth in the market. In addition, expansion of smart devices, including mobiles and tablets, are facilitating such market shift from traditional media to digital media.

(KRW Billion)	2020 (F)	2019	2018
PC Ad.	19,410	18,548	17,708
Mobile Ad.	42,570	38,558	32,824
IPTV Ad.	1,138	1,121	1,232
Digital Signage	3,200	3,378	3,583

*	Source: Chaeil published information—total advertising expense in Korea for year 2020

(3) Characteristics of Economic Cycle and Seasonality

The advertising market often precedes economic cycles and is highly affected by economic conditions. Revenue derived from advertising tends to show N-pattern every year. Corporates usually reduce monthly advertisements between January and February, July and August, but increase spending between April and May, and September to the year-end.

(4) Market Conditions

1)	Market Stability

Internet advertisement is becoming more popular as it allows targeted advertisement campaigns at lower costs. IPTV advertisement could be more effective if bilateral communication channel could be implemented. Digital signage refers to transformation from displaying fixed images to video, hologram. Information displayed could further be customized depending on time and place. Mobile advertisement business recorded size of 3.9 trillion won in 2020 and is expected to grow to 4.3 trillion won in 2021.

2)	Market Competition

Competing Competitors:

•	Online DA Advertisement: Mezzomedia, DMC Media, Incross, etc.

•	Digital Media Advertisement (IPTV): Incross, Mezzomedia, etc.

•	Digital Signage Advertisement: Jeonhong, Yujinmetro

Market Entry Requirement:

•	IPTV Advertisement Provider: approval of KCC (Korea Communications Commission) required

•	Digital Interior Ads: approval by the district borough office required

Factors of Competition:

Media planning capacity, negotiation skills, advertisement effect measurement and analysis systems, quality of proposals, etc.

3)	Market Shares

It is difficult to estimate the market share.

(5) Competitiveness

The key contributing factors for competitiveness are technological solution, media planning capabilities, media channel network, and sales capabilities.

A. Technological Solutions

Nasmedia owns multiple solutions – Nsmart, Remix, Oasis, Wave, Nthology, IAM to analyze and advise the strategies for new media advertisements. Nasmedia is constantly making investments into developments of new technologies. Such ongoing efforts will continue enhance competitiveness of the agency in the market.

B. Media Planning Capabilities

Nasmedia has a total of 368 employees as of year-end 2020. 175 employees are considered to be media planners. 47.4% of total media planners have more than 5 years of experience and work in major business area such as online display advertisement segment.

C. Media Channel Network

Nasmedia possess wide media channel network compared to its market peers. Including major portal websites, Nasmedia possesses network with approximately 760 media channels in PC display advertisement. Furthermore, its competitiveness in media network has been further strengthened by expanding its connections in mobile, IPTV, and digital signage businesses.

D. Sales Capabilities

Since its establishment in 2005, Nasmedia secured the reputation as a No. 1 media representative agency. Such leadership strengthens stronger bonds with media channels, and advertisement agencies to facilitate synergy to expand into new business areas such as mobile and IPTV advertisements.

(6) Status and Forecast of New Businesses

To maintain its stable growth despite the decline in the online advertisement market, Nasmedia plans to develop interactive products and solutions for advertising. Nasmedia also plans to develop the integrated digital video advertising network and advertising effect measurement solution. Nasmedia seeks synergy between its sales networks, on/offline media channels of KT, and search advertisement of PlayD (Nsearch marketing). Nasmedia will be the digital media representative company to offer channel strategy for all digital media, and total marketing communication.

Furthermore, Nasmedia established the Nasmedia (Thailand) Co. Ltd. to make an expansion into global market. By using its expertise in online, offline, and mobile advertising, Nasmedia will spread its presence into southeastern Asia.

Status and Forecast of New Businesses is described under each company’s predictions (analysis, estimation, etc.) only to help them understand each company based on the current situation. Therefore, it is important to note that an investor should not make a judgment by relying only on the forecast (analysis, estimation, etc.) data of each company in its investment decisions.

2. Main Products and Services

A.	Revenue breakdown of operating segments (Unit : millions of Korean won)

	2020	2019	2018
ICT	17,879,281	18,204,751	17,356,537
Portion of total revenue (%)	64.0	64.5	63.8
Finance	3,684,844	3,556,776	3,560,417
Portion of total revenue (%)	12.1	12.6	13.1
Satellite TV	698,715	694,637	690,821
Portion of total revenue (%)	2.5	2.5	2.5
Others	5,680,533	5,770,659	5,588,611
Portion of total revenue (%)	21.4	20.4	20.6
Sub-sum	27,943,373	28,226,823	27,196,386
Elimination	-4,026,706	-3,884,759	-3,736,243
Consolidated amount	23,916,667	24,342,064	23,460,143

B.	Trends in price changes for major products, etc.

•	ICT – KT

The price fluctuations of representative rates of mobile, IPTV, broad band, fixed-line phones, and combined products provided by KT are as follows. For more information, please refer to the product service contents on our website(https://product.kt.com). The prices below are the amounts that do not reflect the Additional discount.

•	Mobile

2020 (Unit : Korean won, VAT included)

Plan		Monthly Rate
5G Super Plan Choice	Premium Choice	130,000
	Special Choice	110,000
	Basic Choice	90,000
5G Simple		69,000
5G Save		45,000

We launched the KT 5G Super Plan Choice on September 25, 2020, and added Netflix contents on them on October 28, 2020. And we also launched the 5G Simple and the 5G Save on October 5, 2020.

2019 (Unit : Korean won, VAT included)

Plan		Monthly Rate
5G Super Plan	Premium	130,000
	Special	100,000
	Basic	80,000
5G Slim		55,000

We launched the KT 5G Super Plan on April 5, 2019.

2018 (Unit : Korean won, VAT included)

Plan		Monthly Rate
Data ON	Premium	89,000
	Video	69,000
	talk	49,000
LTE Basic		33,000
Y24 ON	Premium	89,000
	Video	69,000
	talk	49,000
Y Basic		33,000

We launched the Data On, LTE Basic on May 30, 2018. And we also launched the Y24 ON on September 3, 2018 and the Y Basic on September 17, 2018.

•	IPTV

2020 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate when IPTV and Broadband are combined
TV Basic	18,150	17,270	16,390	14,740	12,100

We launched the TV Basic in April 2020.

2019 – No change

2018 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate when IPTV and Broadband are combined
TV slim	16,500	15,675	14,850	13,200	11,000
TV light	19,800	18,810	17,820	15,840	13,200
TV essence	25,300	24,035	22,770	20,240	16,500
TV entertainment	31,020	29,469	27,918	24,816	20,900
TV kids	31,020	29,469	27,918	24,816	20,900

•	Broadband

The below rate is an amount that does not reflect additional expenses such as modem rental fee.

2020 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate with 3 year term when IPTV, mobile and Broadband are combined
GiGA Wi Max 2.5G	78,100	69,300	60,500	45,100	39,600
GiGA Wi Max 1G	72,600	63,800	55,000	39,600	34,100
GiGA Wi Max 500M	63,800	56,100	48,400	35,200	29,700
GiGA Wi Max 100M	57,200	48,950	40,700	24,200	24,200

The rate are the amount applied to the GiGA WiFi Buddy launch promotion.

2019 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate with 3 year term when IPTV, mobile and Broadband are combined
10 GiGA Max 10G	110,000	99,000	93,500	88,000	77,000
the Internet that reassures the family (10 GiGA Max 2.5G)	63,800	57,750	51,700	45,100	39,600
the Internet that reassures the family (GiGA Max 1G)	58,300	52,250	46,200	39,600	34,100
the Internet that reassures the family (GiGA Max 500M)	49,500	44,550	39,600	34,100	28,600
the Internet that reassures the family (Max 100M)	42,900	37,400	31,900	23,100	23,100
the Internet plus that reassures the family (10 GiGA Max 2.5G)	72,600	64,900	57,200	45,100	39,600
the Internet plus that reassures the family (GiGA Max 1G)	67,100	59,400	51,700	39,600	34,100
the Internet plus that reassures the family (GiGA Max 500M)	58,300	51,700	45,100	35,200	29,700
the Internet plus that reassures the family (Max 100M)	51,700	44,550	37,400	24,200	24,200
The rate with 4 year term is 77,000 won.

2018 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate with 3 year term when IPTV, mobile and Broadband are combined
10 GiGA Max 10G (1)	110,000	99,000	93,500	88,000	82,500
10 GiGA Max 5G (2)	82,500	71,500	66,000	60,500	55,000
10 GiGA Max 2.5G	60,500	55,000	49,500	44,000	38,500
GiGA Max 1G	55,000	49,500	44,000	38,500	33,000
GiGA Max 500M	46,200	41,800	37,400	33,000	27,500
Max 200M	41,800	38,500	35,200	30,250	24,200
Max 100M	39,600	34,650	29,700	22,000	22,000
10 GiGA Max 2.5G Plus	69,300	62,150	55,000	44,000	38,500
GiGA Max 1G Plus	63,800	56,650	49,500	38,500	33,000
GiGA Max 500M Plus	55,000	48,950	42,900	34,100	28,600
Max 100M Plus	48,400	41,800	35,200	23,100	23,100

1 : The rate with 4 year term is 77,000 won.
2 : The rate with 4 year term is 55,000 won.

•	Fixed-line Telephone Services

2018, 2019 and 2020 – No change

•	Bundled Rate Plans

2020	2019	2018

<2020.04>

● Renewal of the Internet Telephony Home bundle plan

- Change of the discount amount from 2,200 won to 1,100 won of the Internet Telephony Home bundle plan if bundled with Home Telephony with 3 year term

<2020.06>

● Renewal of the Home Telephony TPS bundle plan within home bundle

- Change of the discount amount from 4,620 won to 1,320 won for grade 8 or higher of the Home Telephony bundle plan if bundled with TPS with 3 year term including IPTV

<2020.07>

● CEO Success Pack launch

<2019.04>

● Change of the bundled discount rate about fixed rate discount of 5G plan

- Discount rate 10/15/20/25/30% to bundled mobile 1/2/3/4/5 line

<2019.08>

● 5G Premium Family bundle discount plan promotion (08.09~12.31)

- Term : sign up at least two 5G mobile line starting from ~~W~~80k

- benefit : 25% discount to over 80k for 5G mobile line and 66k for LTE mobile line. (Total amount discount plan is applied to below 80k for 5G mobile line or 66k for LTE mobile line.)

<2018.3>

● Premium Family bundle discount plan regular launch

- Term : sign up at least two mobile line starting from ~~W~~66k, and bundle with broadband

- benefit : 25% discount to mobile line (Total amount discount plan is applied to Basic line or below~~W~~66k line)

<2018.11>

● Premium Single Bundle plan launch

- Term : sign up from ~~W~~66k mobile plan and bundle with Internet Family

- benefit : 25% discount to mobile line

•	Finance—BC card (Unit : %)

Category	2020	2019	2018
Member Store fee rate	0.8~2.3	0.8~2.3	0.8~2.5
Installment fee rate	11.0~18.5	11.0~18.5	11.0~18.5
Cash service interest rate	7.9~23.3	7.9~23.3	7.9~23.3

•	Satellite TV – KT Skylife

•	TV (Unit : Korean won, VAT Included)

Service Type				2020	2019	2018
Satellite only	Android	sky UHD Family A+	Receiving	12,100	—	—
			Bundle	8,800	—	—
		sky UHD Blue A+	Receiving	14,300	14,300	15,400
			Bundle	11,000	11,000	12,100
		sky UHD Green A+	Receiving	12,100	12,100	13,200
			Bundle	8,800	8,800	10,450
	UHD	sky Family+ HD + sky UHD pack	Receiving	12,100	—	—
			Bundle	8,800	—	—
	HD	Sky On+ HD	Receiving	8,800	8,800	8,800
			Bundle	8,250	8,250	8,250
OTS	—	UHD OTS Prime Kids Land /Entertainment (19)	Receiving	20,900	20,900	—
		UHD OTS Essence (15)	Receiving	16,500	16,500	16,500
		UHD OTS Light (12)	Receiving	13,200	13,200	13,200
		UHD OTS Slim (10)	Receiving	11,000	11,000	11,000
		OTS Prime Kids Land /Entertainment (19)	Receiving	20,900	20,900	—
		OTS Essence (15)	Receiving	16,500	16,500	16,500
		OTS Light (12)	Receiving	13,200	13,200	13,200
		OTS Slim (10)	Receiving	11,000	11,000	11,000
		OTS Basic (11)	Receiving	12,100	—	—

Receiving : The rate with 3 year term
Bundle : The rate if bundled between TV and Broadband

•	Broadband (Unit : Korean won, VAT Included)

Service Type			2020	2019	2018
Internet	Sky 100M	Service	28,050	28,050	28,050
		Bundle	19,800	19,800	19,800
	Sky GiGA 200M	Service	30,250	30,250	30,250
		Bundle	22,000	22,000	22,000
	Sky GiGA 500M	Service	33,000	33,000	33,000
		Bundle	27,500	27,500	27,500
	Sky GiGA 1G	Service	38,500	38,500	38,500
		Bundle	33,000	33,000	33,000

Service : The rate with 3 year term and the rate does not reflect additional fees such as rental, installation, etc.
Bundle : The rate if bundled between TV and Broadband
The bundle rate of Sky 100M and Sky GiGA 200M are the amount applied to the AP rental discount promotion, 2,000 won.

•	Mobile (Unit : Korean won, VAT Included)

Service Type			2020
Mobile	Slim	Service	4,400
	Economy	Service	5,500
	Basic	Service	9,900
	Special	Service	21,800
	Phone Call Enough 5GB	Service	20,900
	Data Enough 15GB+	Service	27,300
	All Enough 1.4GB+	Service	17,600
	All Enough 11GB+	Service	36,000
	All Enough 100GB+ (Seezn OTT)	Service	42,600
	5G All Enough	Service	38,500
	Phone Call Enough 300MB	Service	8,800
	All Enough 0MB+	Service	11,000
	All Enough 1GB+	Service	12,650
	All Enough 2.5GB+	Service	15,400

•	Others - Genie Music (Unit : Korean won, VAT excluded)

Service Type			2020	2019	2018
Music source service	Unlimited Streaming	Smart Download (DRM) + Streaming	10,800	10,800	8,800
		Online Streaming	8,400	8,400	7,800
		Smart streaming (Mobile only)	7,400	7,400	6,800
	MP3 Download + Unlimited Streaming	Download 30 songs + Streaming	10,800	10,800	10,800
		Download 50 songs + Streaming	15,000	15,000	—
	MP3 Download	Download 30 songs	8,800	8,800	8,800
		Download 50 songs	12,500	12,500	—

•	Others—KT CS (Unit : Korean won, VAT excluded)

Item	2020	2019	2018
114 directory assistance	120 (Night/Holidays 140 won)
Priority number assistance	30,000 / month (Dong standard)

“Dong” is Korea’s address classification system.
The rate of 114 directory assistance is changed to 170 won and 190 won of Day time and Night/Holidays, respectively, since February 1, 2021.

•	Others—KT IS (Unit : Korean won, VAT excluded)

Item	2020		2019		2018
114 directory assistance	120 (Night/Holidays 140 won)
	Monthly fixed rate	Group 1	Group 2	Group 3	Group 4
	“City” Unit	55,000	53,000	50,000	45,000
	“Gu” Unit	44,000	42,000	40,000	36,000
Priority number assistance	“Dong” Unit	33,000	31,000	30,000	27,000

”Gu” and “Dong” is Korea’s address classification system.
Groups are classified by service district and the type of business.
The rate of 114 directory assistance is changed to 170 won and 190 won of Day time and Night/Holidays, respectively, since February 1, 2021.

•	Others—KT M mobile (Unit : Korean won, VAT included)

Products	2020	2019		2018
Mobile (Postpaid)

<2020.11>

3G 30MB/180min

3G 30MB (Voice-call)

LTE Data 500M/60min

LTE Data 500M/100min

LTE Data 500M/200min

LTE Data 500M/300min

LTE Data 1G/60min

LTE Data 1G/100min

LTE Data 1G/200min

LTE Data 1G/300min

LTE Data 3G/100min

LTE Data 3G/200min

LTE Data 3G/300min

	26,400 34,100 19,800 20,900 23,100 25,300 22,000 23,100 25,300 27,500 29,700 31,900 34,100	<2019.3> LTE Data 0MB/30min LTE 0MB (Voice-call) Economy Kids basic Economy Kids smart Economy junior study 1.5GB Economy junior study 3GB Economy junior smart 6GB Economy junior smart 10GB	8,800 27,500 12,100 18,700 27,500 29,700 34,100 38,500	<2018.1> 3G Young age 80min L.Point 2GB <2018.3> LTE Practical 23 <2018.4> 3G 0MB/30min LTE Practical 500M	17,600 29,799 23,870 18,700 18,700
		<2019.4> Sky practical 1.2GB Sky practical 4GB Sky practical 6GB Sky practical 10GB+ <2019.8> LTE economy 3GB LTE economy 5GB <2019.10> LTE reassurance 1.5G LTE reassurance 2.5G	24,800 36,300 39,600 60,000 31,900 40,700 26,400 31,900

<2018.5>

LTE Practical 250M (QoS)

LTE Practical 1GB (QoS)

<2018.6>

3G economical reduction

M Practical 280min

<2018.11>

Senior VIP Medium(3G)

Senior VIP Heavy(3G)

Senior VIP Lite(LTE)

Senior VIP Medium(LTE)

Senior VIP Heavy(LTE)

					26,950 29,700 17,600 34,100 22,000 27,500 16,500 27,500 33,000

Products	2020		2019		2018
Usim only (Postpaid)

<2020.4>

LTE Basic

LTE Economy 1GB

<2020.5>

Data free 250M+

Data free New 1GB+

Data free 10GB+

<2020.6>

All free 1.4GB+

Data free 6GB+/100min

All free 100GB+(Seezn)

<2020.7>

Data free 15GB+

Economy Voice 3GB

Economy Voice 5GB

<2020.9>

Voice free 6.5GB

All free 6GB+

<2020.10>

All 1.5GB/100min

All 2GB/200min

Data 2.4GB/100min

Data 2.4GB/200min

Data 3.5GB/100min

Data 3.5GB/200min

Data 5GB/100min

Data 5GB/200min

All reassurance+

All reassurance 1.5GB+

All reassurance 2.5GB+

All reassurance 4.5GB+

		38,500 33,000 28,200 33,000 33,800 38,300 28,600 66,000 47,300 17,200 21,300 35,000 42,900 18,590 19,800 17,600 22,000 23,100 27,500 28,600 30,800 20,900 26,000 27,500 30,800

<2019.4>

Data 15GB+/100min

Economy universal rate

<2019.7>

Voice call free 1.5GB

Voice call free 2.5GB

Voice call free 4.5GB

<2019.8>

Data sharing

<2019.10>

Data free 100M+

Data free reassurance 1GB+/100min

Data free 3GB+

Data free ON

Voice call free 300MB

<2019.11>

All free 3GB+

All free 100GB+

<2019.12>

5G Slim M

5G Slim Special

				47,300 19,900 35,300 43,500 47,500 — 16,500 23,650 29,150 41,250 31,350 46,000 66,000 55,000 77,000

<2018,1>

L.Point 1GB(USIM)

L.Point 10GB(USIM)

<2018.5>

Data 6GB/100min

USIM M 1.0(QoS)

USIM M 2.0(QoS)

M Data Choice USIM 6GB

<2018.6>

Practical USIM E 3.5

Practical USIM E 5.0

<2018.8>

Data 2.4GB/50min

Data 3.5GB/50min

Data 5GB/50min

Practical USIM M 2.4

Practical USIM M 3.5

Practical USIM M 5.0

Data 2.4GB/150min

Data 3.5GB/150min

Data 5GB/150min

Practical USIM E 2.4

Data 1GB/Year

Data 9GB/Year

<2018.10>

Data 10GB+

Data 20GB+

The Camp 1.2GB

The Camp 3GB(QoS)

The Camp 6GB(QoS)

Data standard 700MB

Data 2GB/Year

						9,900 29,700 25,300 19,250 21,450 39,600 26,400 30,800 15,400 20,900 27,500 17,600 22,000 28,600 19,800 24,200 29,700 22,000 22,000 33,000 16,300 24,000 15,400 28,600 31,900 6,600 27,500
Mobile (Prepaid)	<2020> No change in 2020		<2019.5> LTE Free PPS Data 1GB+ PPS Data 10GB PPS Data 15GB+ <2019.8> PPS Data 300MB+	— 19,800 28,800 39,000 36,300	<2018.4> PPS Data 6GB(QoS) PPS Data Free(QoS)	39,270 54,780

Data 1,2,9GB/Year rate plans are for 12 months after one payment.
The prepaid rate plan is based on 30 days

3. Matters Related to Revenue

•	ICT—KT

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2020		2019		2018
	Amount	%	Amount	%	Amount	%
Service revenue	15,086,246	84.4	14,937,785	82.1	14,511,585	83.6
Merchandise sales	2,793,035	15.6	3,266,966	18.0	2,844,952	16.4
Total	17,879,281	100.0	18,204,751	100.0	17,356,537	100.0

2020 and 2019 were written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

Sales organization

<B2C>

<B2B>

Sales Channels

<B2C>

<B2B>

C. Methods and Conditions of Sales

KT provides our products and services to customer through the sales organization and channel as above, basically, customers pay the service charges with cash, bank direct debit bill and credit card. In addition to monthly service fee, customers must pay the equipment rental fee and installment fee as well.

For the corporate customers, we negotiate contractual terms, such as supply conditions and services fees.

D. Sales Strategy

(a) Mobile Service

•	Device leadership : Differentiate wireless experience with pre-emptive adoption of differentiated 5G/LTE smartphones and new forms of emerging devices.

•	Network quality differentiation : 5G first C-DRX Application and 5G network quality based on edge communication center, tight national network LTE-A Network.

•	Innovative rate plans : 5G super plan to offer unlimited data and worldwide data roaming, and LTE data ON providing unlimited data across all plans

•	Segment marketing : Introducing products exclusively for young customers such as Y super pan, Y24 and providing premium single bundled rate plan optimized for single-person households

•

Loyalty program : A variety of mobile phone replacement programs and installment plans, including industry-leading membership benefits, long-term customer special benefits, and rental services to reduce inconvenience in device replacement.

•	Differentiated service : The CS system optimized for smartphones, the benefits of reducing telecommunication charge through affiliated cards, and differentiated mobile phone insurance products.

(b) Broadband Internet Service

•	Solidifying a No.1 market stance with active GiGA investment and wire-wireless bundling competitiveness

•	Market leading with 10G internet

•	Suggest the new internet paradigm by introducing ‘GiGA Wi internet’ which comes with new concept of WiFi service, GiGA WiFi Buddy in the era of Post-Covid19

•	Strengthen the B2B market with Office IP Net security packages and POSNET products that are specialized for corporate customers.

•	Increase sales synergies linked to GiGA infrastructure business such as 5G and IPTV

•	Broaden internet business coverage such as low cost market with skylife internet resale

•	Satisfying a diverse range of customer needs by providing differentiated value-added services such as GiGA WiFi home ax, GiGA WiFi Premium 2.4, Family Internet Security Package, etc.

•	Provide a variety of customer convenience by providing customized products through analysis of customer usage patterns.

(c) Telephone Service

•	Preemptive care activities to minimize customer churn :

•	Uncombined customers using the Internet and TV products : Service bundling propulsion

•	Customer who need home telephony service : Promoting KT telephony 3000 price plan

•	Customer who did re-contract VoIP service : Promoting KT VoIP 3000 price plan

•	SOHO, small business customer : Pushing to sign up for converged products including Telephone manager, Ringo

•	Preventing from decreasing revenue by restructuring price plans :

•	Rolling out new VoIP price plan which is charging per second

•	Efforts to secure new customers by providing differentiated services :

•	VoIP device D2 release(July, 2017) : Provide user convenience, including support for Google Address Book

(d) IPTV Service

•	Introducing products that reflect customer preferences

•	Based on AI, organizing personalized content and strengthening the recommendation

•	Differentiation of technologies such as subminiature and wireless set-top box(UHD4), voice-based user interface.

•	Finance Business (BC Card)

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2020		2019		2018
	Amount	%	Amount	%	Amount	%
Card processing revenue	3,076,670	87.4	3,076,670	87.0	3,100,142	87.3
Service fee revenue	216,397	5.9	216,397	6.1	215,054	6.1
Additional business fee revenue	84,217	2.3	84,217	2.4	89,932	2.5
Member Service Fee revenue	51,562	1.5	51,562	1.5	46,244	1.3
Card revenue	4,506	0.1	4,506	0.1	5,288	0.2
Financial revenue	22,831	0.6	22,831	0.6	22,403	0.6
Foreign currency-related profit	24,972	0.7	24,972	0.7	28,073	0.8
Other operating profit	55,428	1.6	55,428	1.6	43,607	1.2

Total	3,536,523	100.0	3,536,523	100.0	3,550,744	100.0

The above numbers are written on a consolidated basis.
2020 and 2019 was written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

BC Card is engaged in the issuance and purchase of credit cards (including check cards) based on the basic contracts with card companies. In addition, we are expanding credit card business by acquiring new customers other than existing member companies.

•	Satellite Business (KT skylife)

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2020		2019		2018
	Amount	%	Amount	%	Amount	%
Service revenue	349,277	52.9	334,016	50.7	331,735	50.5
Platform revenue	216,968	32.9	236,353	35.9	233,366	35.5
Others	94,159	14.3	87,928	13.4	92,394	14.1

Total	660,404	100.0	658,297	100.0	657,495	100.0

The above numbers are written on a separate basis.
2020 and 2019 was written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.
Platform revenue: Advertisement revenue + Home shopping transmission fee + T-commerce transmission fee
Service revenue: Broadcasting revenue + Internet revenue + Mobile revenue

B. Sales Organization and Channels

KT Skylife currently has various sales channels such as skylife head office, customer center, 180 sales offices which are further organized under 11 branches (three in Seoul, two in Busan and one each in Daejeon, Daegu, Gwangju and etc.) and 1 local office (in Jeju), KT.

Sales offices perform sales and services through consignment contracts with KT Skylife, and 2 customer centers(Suwon, Gwangju) perform business activities such as customer counseling, as well as defending customer churn and attracting new subscribers.

The combined products are sold through KT’s in-house/outdoor sales channels and group companies, which are nationwide, and we are continuously sold on the headquarters’ website.

In addition, we have been continuously partnering with various on and off-line companies such as companies, government offices, and online markets to secure sales channels.

As of the end of December 2020, sales by route are as follows (Accumulated from January to December 2020)

Category	New Subscribers	%
Sales office	272,153	70.8
KT	37,314	9.7
Headquarter, customer center	74,896	19.5

Total	384,363	100.0

•	Others Business

KT Sat

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2020		2019		2018
	Amount	%	Amount	%	Amount	%
Gap filler rentals	96,853	55.8	90,244	53.7	86,206	63.0
Data transmission	20,778	12.0	12,205	7.3	11,254	8.2
Video transmission	9,467	5.5	10,326	6.2	11,198	8.2
Mobile satellite service	20,059	11.6	16,536	9.8	16,314	11.9
Others	26,391	15.2	38,698	23.0	11,981	8.7

Total	173,548	100.0	168,009	100.0	136,953	100.0

2020 and 2019 were written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

KT SAT’s sales organization manages and operates customers by region. Due to the nature of the service, the company has a large number of corporate customers and is attracting new customers through sales of internal sales representatives and external distribution networks (partners).

KT Estate

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2020		2019		2018
	Amount	%	Amount	%	Amount	%
PM fee	7,753	2.2	23,663	4.9	8,341	1.5
Rental business	156,784	33.4	160,283	33.4	158,143	28.0
Real estate commission business	134,057	39.2	188,004	39.2	157,631	27.9
Development business	61,360	22.5	107,923	22.5	240,091	42.6

Total	359,954	100.0	479,873	100.0	564,206	100.0

2020 and 2019 were written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.

KT Hitel

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2020		2019		2018
	Amount	%	Amount	%	Amount	%
T-Commerce(K Shopping)	228,424	65.4	182,947	56.8	143,191	51.3
Contents Distribution	37,486	10.7	60,803	18.9	69,623	25.0
ICT Platform	83,404	23.9	78,571	24.4	66,074	23.7

Total	349,314	100.0	322,321	100.0	278,888	100.0

2020 and 2019 were written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

o Contents

The content supply and demand representative make copyright agreements with the content creator or distributor. And we provide content VOD or library services to 150 platform companies such as IPTV, OTT, and Internet web hard.

o Commerce

After the MD has signed a contract with the vendor to supply the product, the product information is provided directly to the general customer through platforms such as VOD, TV, Internet, and mobile. After receiving the customer’s order through TV remote control, internet, and mobile, if payment is made, we will ship the product through the delivery company.

Genie Music

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2020		2019		2018
	Amount	%	Amount	%	Amount	%
Music business	236,652	95.8	222,165	96.4	155,425	90.8
Others	10,316	4.2	8,304	3.6	15,808	9.2
Total	246,968	100.0	230,469	100.0	171,233	100.0

Music Business: Regular Music services and distribution of content
Others: Irregular music service development service and Artist-related MD sales
2020 and 2019 were written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

Genie Music serves as a service provider and content distributor within the digital music industry.

o Service provider

Genie Music provides streaming and downloading services through our own misic platform Genie. B2B music service is to provide music listening services to wireless customers of KT and LGU+, shareholders. We also provide store music services(Shop & Genie) to offline stores.

o Content distributor

Genie Music supplies content distributed by us to other providers’ music platforms.

o Music Business (Music Services and Content Distributor)

Genie Music provides music services directly to the domestic customers through its own music platform Genie such as website, mobile app and etc. Also, the company is providing music services through the value-added services which telecom companies roll out.

Genie Music has signed a contract with other music services companies to distribute content which is secured by the network with record label and music companies.

o Others (IT development service, MD and etc.)

Genie Music generates IT development revenue through the contract by IT projects with private companies. Also, In terms of MD revenue, the company is selling the MD products (which are bought or imported from MD vendor) to the online and offline stores.

KT Telecop

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2020		2019		2018
	Amount	%	Amount	%	Amount	%
Security service	380,575	97.5	319,062	96.3	316,586	97.1
Distribution	9,098	2.3	11,482	3.5	8,945	2.7
Others	660	0.2	673	0.2	522	0.2

Total	390,333	100.0	331,217	100.0	326,053	100.0

2020 and 2019 were written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

KT Telecop operates the business department, regional headquarters strategic sales team, branch offices. And we provide dispatch security service and integrated security service.

KT Telecop’s sales organization manages and operates customers by region. Due to the character of the service, the company classifies customers into SOHO and corporate customers and is attracting new customers through sales of internal sales representatives and external distribution networks (partners).

Nasmedia

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

		2020		2019		2018
Category		Amount	%	Amount	%	Amount	%
Advertising	Online DA (PC, Mobile)	43,892	53.5	41,470	52.9	36,396	51.1
	Mobile platform	20,895	25.4	24,274	31.0	14,540	20.2
	Digital broadcasting (IPTV)	7,318	8.9	1,921	2.5	3,744	5.2
	Digital outdoor	9,895	12.1	10,669	13.6	16,833	23.4
Commerce		—	—	3	0.0	—	—
Financial Lease		58	0.1	36	0.0	65	0.1
Total		82,058	100.0	78,373	100.0	71,878	100.0
The above numbers are written on a separate basis.

2020 and 2019 were written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

The online advertising industry can be divided into three areas: advertising companies, media reps, and media. Media reps generate revenue by selling media.

Nasmedia and its major subsidiaries generally deal with advertisers, advertising agencies, and media companies.

4. Research and Development Activities

•	R&D Costs—Consolidated Basis (Unit: millions of Korean won, %)

Category	2020	2019	2018
Raw Materials	—	—	—
Labor Costs	82,225	76,433	71,544
Depreciation	20,732	29,586	36,404
Commissions	—	—	—
Others	120,477	147,502	164,993
Total R&D Costs ((1)	230,473	253,521	272,941
(Subsidy from Government)	211	37	20
Accounting Research and Ordinary Development Costs	156,940	165,028	176,758
Treatment Development Costs (Intangible Assets)	73,322	88,456	96,163
Percentage of R&D Costs over Revenue (2)	0.66%	0.68%	0.75%

1:	Total costs before deducted the subsidy from government

2:	Rate of Total costs before deducted the subsidy from government and Total Revenue

•	R&D Organization Structure (KT)

●	Institute of Convergence Technology

●	Main Mission

•	Securing core technologies to strengthen future business and business competitiveness

•	Establishing mid- and long-term technology strategies for leading future technologies

•	Developing competitive technologies and supporting commercialization to strengthen business competitiveness

•	Developing and securing core technologies for mid- to long-term future

•	KT Network Technology Innovation Through R&D of Next Generation Network Technology

•	Developing next-generation wireless core technologies and solutions to enhance competitiveness in the wireless business

•	Development of Network Efficiency and Optimization Technology for the Competitiveness of GiGA Infra Research technology for next generation network

•	Development and Commercialization of Edge-Based IT Architecture + NW Infra Based on SDN

•	AI service and media service fast delivery and AI voice/language core engine development

•	Technology development for AICC, GiGA Genie and Fast Delivery of AI service

•	AI media service/platform technology development for IPTV and Seezn business delivery

•	Development of language intelligence core engine (conversation/inference/search)

•	Voice/complex intelligence core engine (voice recognition/synthesis/recommendation/TA) development

•	Innovate B2X business through customer-centered platform technology differentiation

•	Develop differentiated Biz solution/platform for enterprise business innovation

•	Developing DX solutions/platforms differentiated by industry such as factories, buildings, and logistics

•	Development of industry AI core technologies/services such as digital twin, vision, and sound

•	Establish an efficient and agile commercialization system of future technologies based on customer self-innovation

•	Future technology sensing/analysis and commercialization item discovery

•	Discover new BM/services from the perspective of customer/market value and execute pretotyping/PoC

•	Securing the basis for promoting the Big Thing business through cooperation/sourcing with key partners

5. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights (as of December 31, 2020)

•	ICT (KT)

KT holds 4,341 domestic patents, 1,487 overseas patents and 2,925 trademarks.

•	Financing Business (BC Card)

BC Card holds 122 patents and 793 trademarks.

•	Others

•	KT Hitel holds 72 patents.

•	Genic music holds 5 domestic patents and 69 trademarks.

•	KT Telecop holds 37 patents, 5 designs and 72 trademarks.

•	Nasmedia holds 2 patents and 3 trademarks.

•	PlayD holds 5 domestic patents.

•	KTDS holds 8 patents, 7 trademarks, 2 service marks and 12 trade/service marks

•	KTCS holds 1 patent.

•	KT M-mobile holds 3 trademarks.

•	KT Commerce holds 2 patents.

•	Initech holds 37 patents and 35 trademarks.

B. Laws that underlie company business

KT is based on the Telecommunications Framework Act, the Telecommunications Business Act, Act on Promotion of Information and Communication Network Utilization and Information Protection, and the Internet Multimedia Broadcasting Business Act, etc.

C. Matters related to the discharge of environmental substances or environmental protection

KT was designated as a company subject to the Greenhouse Gas Emissions Trading System, which has been in effect since 2015 under the ‘ Framework Act on Low Carbon Green Growth’ and ‘Act on Allocation and Transaction of Greenhouse Gas Emissions’.

In 2018, KT was allocated a greenhouse gas emission allowance from the government, and we continue to reduce Greenhouse Gas emissions.

KT’s greenhouse gas emissions are mainly due to the heating and cooling energy of office buildings nationwide and the use of electricity in telecommunication facilities, such as base stations, and repeaters. By 2030, we have set a goal of reducing greenhouse gas emissions by 35% in 2007, and are striving to achieve this.

III. Financial Information

1. Summary of Financial Statements (Consolidated) (Unit : millions of Korean won)

	2020	2019	2018
Current Assets	11,154,180	11,897,229	11,894,252
• Cash and Cash Equivalents	2,634,624	2,305,894	2,703,422
• Trade and Other Receivables	4,902,471	5,906,445	5,807,421
• Inventories	534,636	665,498	683,998
• Other Current Assets	3,082,449	3,020,418	2,699,411
Non-current Assets	22,508,365	22,642,869	20,294,578
• Trade and Other Receivables	1,250,769	1,181,797	842,995
• Property, plant and equipment	14,206,119	13,785,299	13,068,257
• Investment Property	1,368,453	1,387,430	1,091,084
• Intangible Assets	2,161,258	2,834,037	3,407,123
• Investments in Joint Ventures and Associates	557,881	267,660	272,407
• Other Non-Current Assets	2,963,885	3,186,646	1,612,712

Total Assets	33,662,545	34,540,098	32,188,830

Current Liabilities	9,192,472	10,148,056	9,387,704
Non-Current Liabilities	8,918,640	9,208,494	8,069,846
Total Liabilities	18,111,112	19,356,550	17,457,550
Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	12,155,420	11,633,780	11,328,859
Accumulated Other Comprehensive Expense	86,051	194,934	50,158
Other Components of Equity	(1,234,784)	(1,170,083)	(1,181,083)
Non-Controlling Interests	1,539,989	1,520,160	1,528,589

Total Equity	15,551,433	15,183,548	14,731,280

2020 and 2019 were written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.

	2020	2019	2018
Operating Revenue	23,916,667	24,342,064	23,460,143
Operating Profit	1,184,107	1,159,566	1,261,522
Profit for the Period	703,392	665,942	762,305
Owners of the Controlling Company	658,025	615,777	688,464
Non-controlling interest	45,367	50,165	73,841
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	2,684	2,512	2,809
Diluted earnings per share	2,683	2,510	2,809
Number of Consolidated Companies	64	65	63

2020 and 2019 were written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.

2. Summary of Financial Statements (Separate) (Unit : millions of Korean won)

	2020	2019	2018
Current Assets	7,155,734	7,235,243	6,861,619
• Cash and Cash Equivalents	1,541,210	1,328,397	1,779,745
• Trade and Other Receivables	3,127,040	3,231,008	2,968,764
• Other Financial Assets	268,046	100,830	75,401
• Inventories	353,310	477,138	465,273
• Other Current Assets	1,866,128	2,097,870	1,572,436
Non-Current Assets	20,872,192	20,977,417	19,149,287
• Trade and Other Receivables	1,080,282	1,063,440	766,316
• Other Financial Assets	180,780	179,240	130,651
• Property and equipment	11,999,717	11,447,952	10,864,398
• Right-of-use assets	1,152,153	1,194,800	—
• Investment Property	735,563	769,019	600,624
• Intangible Assets	1,583,456	2,239,882	2,773,387
• Investments in Subsidiaries, Associates and Joint Ventures	3,505,017	3,501,391	3,547,683
• Other Non-Current Assets	635,224	581,693	466,228

Total Assets	28,027,926	28,212,660	26,010,906
Current Liabilities	6,607,967	6,801,252	5,908,497
Non-Current Liabilities	8,216,402	8,518,112	7,390,681

Total Liabilities	14,824,369	15,319,364	13,299,178

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	11,233,714	10,866,582	10,740,042
Accumulated Other Comprehensive Income	42,906	23,449	(11,251)
Other Components of Shareholders’ Equity	(1,077,820)	(1,001,492)	(1,021,820)

Total Equity	13,203,557	12,893,296	12,711,728

2020 and 2019 were written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.

	2020	2019	2018
Operating Revenue	17,879,281	18,204,751	17,356,537
Operating Profit	878,239	747,722	951,624
Profit for the Period	665,493	428,422	561,224
Earnings per share (in Korean won):
Basic earnings per share	2,714	1,747	2,290
Diluted earnings per share	2,713	1,747	2,290

2020 and 2019 were written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.

IV. Auditors’ Opinion

1. Auditors’ opinion on the consolidated/separate financial statements

Fiscal Year	Auditor	Audit Comments	Issues noted	Key Audit Matters
2020	Samil PwC	Unqualified	The financial statements for the fiscal year ending on December 31, 2019 are rewritten, as the retrospectively applying the effect of the change in accounting policy due to the change in the lease term calculation method.	Cash-Generating Unit Impairment Assessment
2019	Samil PwC	Unqualified	Not applicable	1. Impairment of investment in subsidiaries, associates and joint ventures 2. Cash-Generating Unit Impairment Assessment
2018	Samil PwC	Unqualified	Not applicable

1. Revenue recognition in telecommunication services through the billing systems

2. Appropriateness of application of change in revenue perception according to the introduction of Corporate Accounting Standard 1115 ‘Revenue from contracts with customers’

2. Audit services contract (Unit : millions of Korean won, hours)

Fiscal Year	Auditor	Contents	Contractual		Actual
			Compensation	Total Time	Compensation	Total Time
2020	Samil PwC	Review interim financial statements	3,200	33,000	3,200	33,062
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2019	Samil PwC	Review interim financial statements	3,000	39,024	3,000	35,121
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2018	Samil PwC	Review interim financial statements	2,600	43,077	2,600	36,245
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing

Financial Statement Review and Audit Period, Internal Accounting Management System Audit (Review) Period

Category	2020	2019	2018
1st quarter review	From April 1, 2020 to May 15, 2020	From April 13, 2019 to May 15, 2019	From April 13, 2018 to May 15, 2018
2nd quarter review	From July 13, 2020 to August 14, 2020	From July 13, 2019 to August 14, 2019	From July 13, 2018 to August 14, 2018
3rd quarter review	From October 15, 2020 to November 16, 2020	From October 13, 2019 to November 14, 2019	From October 15, 2018 to November 14, 2018
Audit of systems and automatic internal controls	-	From May 20, 2019 to June 28, 2019, From August 19, 2019 to September 30, 2019, From November 18, 2019 to February 5, 2020	From May 23, 2018 to June 29, 2018, From August 20, 2018 to September 21, 2018, From November 19, 2018 to February 10, 2019
Early proof audit	From May 11, 2020 to December 24, 2020	From May 6, 2019 to December 27, 2019	From May 7, 2018 to December 28, 2018
Internal Accounting Management System Audit (Review)	From May 11, 2020 to March 9, 2021	From May 6, 2019 to March 10, 2020	From May 7, 2018 to March 11, 2019
Update Early Proof Audit Procedure and Financial Statement Audit	From January 2, 2021 to March 9, 2021	From January 2, 2020 to March 10, 2020	From January 2, 2019 to March 11, 2019

3. Non-Audit services contract (Unit : millions of Korean won)

Fiscal Year	Contract date	Contents	Service period	Compensation
2020	August 2020	Comfort letter	August 2020	100
2019	July 2019	Comfort letter	July 2019	100
2018	July 2018	Comfort letter	July 2018	100
	November 2018	Comfort letter	November 2018	100

4. The results of the Internal Audit Organization’s discussion with the auditor

Date	Attendee	Method	Main Discussion Content
February 4, 2020	- KT Audit committee, - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit
March 5, 2020	- Audit committee, executive secretary, Compliance officer, etc. - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Report on the results of external auditors’ end-of-term audit of 2019 - Results of Key Audit Matters
April 16, 2020	- Audit committee, executive secretary, Compliance officer, etc. - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Annual audit plan for 2020 - Scope and timing of audit, independence
April 16, 2020	- Audit committee - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit
May 7, 2020	- Audit committee, executive secretary, Compliance officer, etc. -Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the first quarter of 2020 review
July 14, 2020	-Audit committee member -Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit
August 4, 2020	- Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the second quarter of 2020 review - Group audit planning
November 3, 2020	- Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the third quarter of 2020 review
December 15, 2020	- Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Important risks identified by the auditor, selection of key audit items, and auditing by item, etc. - Other reports related to independence
March 4, 2021	- Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the 2020 Year-end Audit - Audit results for key audit matters and changed important accounting policies

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees

A. Matters on the Board of Directors

(1) Organization

As of December 31, 2020, the Board of Directors of KT consists of 11 Directors (3 Inside Directors and 8 Outside Directors). Under the Board of Directors, KT has eight different Committees as follows; Representative Director Candidate Examination Committee, Corporate Governance Committee, Outside Director Candidate Recommendation Committee, Audit Committee, Evaluation & Compensation Committee, Executive Committee, Related-Party Transaction Committee and Corporate Sustainability Management Committee. The Board of Directors may establish additional committees if necessary. The Chairman of the Board of Directors is elected separately with CEO and the Board of Directors appoints one of the outside director as a chairman annually. Currently, The Board Chairman is Director Dae-You Kim who has enough leadership to coordinate members of the Board.

Please refer to ‘VIII. Directors, Senior Management and Employees’ to see each director’s major career.

• The Number of Outside Directors and its change

The Number of Directors	The Number of Outside Directors	Change of Outside Directors
		Appointment	Dismissal	Interim resignation
11	8	4	—	—

Numbers are results of the 38th AGM 2020.

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Jong-Gu Kim	Suk-Gwon Chang	Gae-Min Lee	Il Im	Gang- Cheol Lee	Dae-You Kim	Hee-Yol Yu	Tae-Yoon Sung	Chang-Gyu Hwang	Dong- Myun Lee	In-Hoe Kim
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 92.3%	Attendance 92.3%	Attendance 100%	Attendance 100%	Attendance 50%	Attendance 100%	Attendance 100%
1st	2020. 2. 6	Approval of financial statements(separate and consolidated) of the 38th term	Original proposal approved	For	For	For	For	For	For	For	For	Absence	For	For
		Approval of Business reports of the 38th term	Original proposal approved	For	For	For	For	For	For	For	For	Absence	For	For
		Proposal on adoption of electronic voting	Original proposal approved	For	For	For	For	For	For	For	For	Absence	For	For
		Report on matters for resolution of executive committee for 2H 2019	Original proposal accepted	For	For	For	For	For	For	For	For	Absence	For	For
		Report on matters for reorganization in 2020	Original proposal accepted	For	For	For	For	For	For	For	For	Absence	For	For

Inside director Dong-Myun Lee resigned on February 17, 2020.

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Jong-Gu Kim	Suk-Gwon Chang	Gae-Min Lee	Il Im	Gang- Cheol Lee	Dae-You Kim	Hee-Yol Yu	Tae-Yoon Sung	Chang-Gyu Hwang	In-Hoe Kim
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 92.3%	Attendance 92.3%	Attendance 100%	Attendance 100%	Attendance 50%	Attendance 100%
2nd	2020. 3. 10	Approval of financial statements(separate and consolidated) of the 38th term	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Approval of Business reports of the 38th term	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Notice of Annual General Meeting for the 38th term	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Report on operational condition of the internal accounting management system in 2019	Original proposal accepted	For	For	For	For	For	For	For	For	For	For
		Report on inspection results of the internal accounting management system in 2019 by Audit committee	Original proposal accepted	For	For	For	For	For	For	For	For	For	For
		Proposal on Standards and Method of Payment on Remuneration of CEO and Inside Directors	Original proposal approved	For	For	For	For	For	For	For	For	(*)	(*)
		Proposal on Limit of Remuneration of Directors	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Proposal on Limit of Remuneration, distinction and the number of administration executives	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Revision of rules of payment on executives’ retirement income	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Revision of standards of compliance system	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Amendment of the articles of incorporation	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Proposal on management contract	Original proposal approved	For	For	For	For	For	For	For	For	(*)	(*)
		Recommendation of Audit committee candidate	Recommendation of Audit committee candidate	For	For	For	For	For	For	For	For	For	For
		Agreement on Recommendation of inside director candidate	Recommendation of Inside Director Candidate agreed	For	For	For	For	For	For	For	For	(*)	(*)

(*)	No voting right for Inside directors

the 38th AGM on March 30, 2020

•	Term of Inside director Chang-Gyu Hwang and In-Hoe Kim expired

•	Term of Outside director Jong-Gu Kim, Suk-Gwon Chang, Gae-Min Lee and Il Im expired

•	Inside director Hyeon-Mo Ku, Yoon-Young Park and Jong-Ook Park newly appointed

•	Outside director Hyun-Myung Pyo, Chung-Gu Kang, Chan-Hi Park and Eun-Jung Yeo newly appointed

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Dae-You Kim	Gang- Cheol Lee	Hee-Yol Yu	Tae-Yoon Sung	Hyun- Myung Pyo	Chung-Gu Kang	Chan-Hi Park	Eun-Jung Yeo	Hyeon-Mo Ku	Yoon- Young Park	Jong-Ook Park
				Attendance 92.3%	Attendance 92.3%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 90.9%	Attendance 81.8%	Attendance 100%
3rd	2020. 3. 30	Proposal on election of the BOD chairman and committee organization	Chairman of BOD and members of committees appointed	For	For	For	For	For	For	For	For	For	For	For
		Proposal on revision of operating rules of the board meeting and the board committee	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on revision of rules related to management executives’ meeting	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on management plan of newly appointed representative director for tenure	Original proposal approved	For	For	For	For	For	For	For	For	(*)	(*)	(*)
4th	2020. 4. 16	Proposal of Project Bali	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
5th	2020. 4. 28	Approval of US filing consolidate financial statements of FY2019	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on Corporate Sustainability Management Plan in 2020	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on donation of 2020 CSR fund	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
6th	2020. 5. 12	Report on financial performance of corporates invested less than 15 billion won in 2019	Original proposal accepted	For	Absence	For	For	For	For	For	For	For	For	For
		Proposal on disposition of treasury shares to provide stock incentive for 2019	Original proposal approved	For	Absence	For	For	For	For	For	For	For	For	For
		Report on financial statements(separate and consolidated) of 1Q FY2020	Original proposal accepted	For	Absence	For	For	For	For	For	For	For	For	For
		Proposal on Mid-term dividend policy	Original proposal approved	For	Absence	For	For	For	For	For	For	For	For	For
		Report on inspection results of compliance management	Original proposal accepted	For	Absence	For	For	For	For	For	For	For	For	For

7th	2020. 6. 16	Proposal on handling provided long term incentives	Original proposal approved	Absence	For	For	For	For	For	For	For	(*)	(*)	(*)
		Proposal on provision of long term incentive and disposition of treasury share for 2019	Original proposal approved	Absence	For	For	For	For	For	For	For	(*)	(*)	(*)
		Proposal on limit of long term incentive and criteria of stock compensation for 2020	Original proposal approved	Absence	For	For	For	For	For	For	For	(*)	(*)	(*)
		Proposal of Project Versorium	Original proposal approved	Absence	For	For	For	For	For	For	For	For	For	For
		Proposal on donation and operational support for Gyeonggi Innovation Center	Original proposal approved	Absence	For	For	For	For	For	For	For	For	For	For
8th	2020. 8. 6	Proposal on donation of corporate partnership investment fund for operating collaboration programs with partners	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Report of financial statements(separate and consolidated) of the 1H 2020	Original proposal accepted	For	For	For	For	For	For	For	For	For	For	For
		Report on matters for resolution of Executive Committee for 1H 2020	Original proposal accepted	For	For	For	For	For	For	For	For	For	For	For
		Facility(IT/Media) relocation plan by termination of lease contract for Mokdong tower	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
9th	2020. 8. 14	Proposal on deposition of flood recovery donation	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
10th	2020. 9. 22	Proposal on standards for short term incentive provision for former CEO’s service in 2020	Original proposal approved	For	For	For	For	For	For	For	For	Absence	For	For
		Proposal on composition of Outside Director Candidate Recommendation Committee and selection criteria for Outside Director Candidate	Passed resolution organizing committee and confirmed Outside director candidate selection criteria	For	For	For	For	For	For	For	For	For	For	For
		Proposal on donation for RIGHT Fund	Pending resolution	Withhold	Withhold	Withhold	Withhold	Withhold	Withhold	Withhold	Withhold	Withhold	Withhold	Withhold
11th	2020. 11. 5	Report on financial statements(separate and consolidated) of 3Q FY2020	Original proposal accepted	For	For	For	For	For	For	For	For	For	For	For
		Proposal on a trust agreement contract for share buyback	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on disposition of treasury shares	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on donation to labor welfare fund in 2020	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on donation for RIGHT Fund	Original proposal approved	For	For	For	Abstention	For	For	Abstention	Abstention	For	For	For

12th	2020. 11. 24	Proposal on 2021 management plan	Original proposal approved	For	For	For	For	For	For	For	For	For	Absence	For
13th	2020. 12. 27	Proposal on land purchase for new IDC construction	Original proposal approved	For	For	For	For	For	For	For	For	For	Absence	For
		Plan for procurement of reallocating spectrums	Original proposal approved	For	For	For	For	For	For	For	For	For	Absence	For
		Report on matters for reorganization in 2021	Original proposal accepted	For	For	For	For	For	For	For	For	For	Absence	For

(*) No voting right for Inside directors

(3) The Status of Committees under the Board of Directors

(a) Organization of the Committees under the Board of Directors (as of December 31, 2020)

Committee	Composition	Name	Purpose of Establishment and Authority
Representative Director Candidate Examination Committee	All Outside Directors & 1 Inside Director	—	According to Article 32(Representative Director Candidate Examination Committee), examine CEO candidates and make a short list
Corporate Governance Committee	4 Outside Directors, & 1 Inside Director	Gang-Cheol Lee (Chairperson), Dae-You Kim, Hee-Yol Yu, Hyun-Myung Pyo, Jong-Ook Park	Matters related with corporate governance Article 41-2(CG Committee)
Outside Director Candidate Recommendation Committee	All Outside Directors (exclude directors whose term to be expired) & 1 Inside Director	Hee-Yol Yu (Chairperson), Tae-Yoon Sung, Hyun-Myung Pyo, Chung-Gu Kang, Chan-Hi Park, Eun-Jung Yeo, Jong-Ook Park

Recommendation of Outside candidates to the general meeting

  See V. 1.(4) Independence of the Board of Directors for the Outside Director Candidate Recommendation Committee

  Commercial Act §542: 8(appointment of Outside Directors), Article 42(Outside Director Candidates Recommendation Committee)

Audit Committee	4 Outside Directors	Tae-Yoon Sung (Chairperson), Dae-You Kim, Chung-Gu Kang, Eun-Jung Yeo	Matters related with financial and performance audit See V. 2. Audit system Commercial Law §542: 11 (Audit Committee) 1st article Article 43(Audit Committee)
Evaluation & Compensation Committee	4 Outside Directors	Hee-Yol Yu (Chairperson), Gang-Cheol Lee, Hyun-Myung Pyo, Chan-Hi Park	Management Agreement with the CEO and Assessment
Executive Committee	3 Inside Directors	Hyeon-Mo Ku(Chairperson), Yoon-Young Park, Jong-Ook Park	Management matters authorized by the Board of Directors
Related-party Transaction Committee	4 Outside Directors	Hee-Yol Yu (Chairperson), Chung-Gu Kang, Chan-Hi Park, Eun-Jung Yeo	Under the Commercial Act : Matters about approval of using business opportunities of company, Transaction between directors and company, Transactions which need to be approved by the Board of Directors among transactions with the largest shareholder and specially related persons and Internal trading stipulated by the Monopoly Regulation and Fair Trade Act
Corporate Sustainability Management Committee	4 Outside Directors, & 1 Inside Director	Hyun-Myung Pyo (Chairperson), Gang-Cheol Lee, Tae-Yoon Sung, Chan-Hi Park, Yoon-Young Park	Matters about Corporate Sustainability Management

(b) Activities of the Committees under the Board of Directors

•	President Candidate Examination Committee : Not applicable

•	Corporate Governance Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Dae-You Kim	Jong-Gu Kim	Suk-Gwon Chang	Gang-Cheol Lee	In-Hoe Kim
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 50%
1st	2020.3.5	Report on amendment of the articles of incorporation	Original proposal modified and accepted	For	For	For	For	Absence
2nd	2020.3.20	Report on revision of operating rules of the board meeting and the board committee	Original proposal accepted	For	For	For	For	For

•	Outside Director Candidate Recommendation Committee : Refer to “(4) Independence of the Board of Directors” for details

•	Audit Committee : Refer to “2. Audit System major Activities of the Audit Committee” for details

•	Evaluation & Compensation Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Gae-Min Lee	Gang-Cheol Lee	Hee-Yol Yu	Tae-Yoon Sung
				Attendance 100%	Attendance 66.7%	Attendance 100%	Attendance 100%
1st	2020.3.5	Report on Standards and Method of Payment on Remuneration of CEO and Inside Directors	Original proposal accepted	For	Absence	For	For
		Report on revision of rules of payment on executives’ retirement income	Original proposal accepted	For	Absence	For	For
		Evaluation result of CEO’s management goal achievement for 2019	Evaluation results confirmed	For	Absence	For	For
		Proposal on CEO’s management goal for 2020	Original proposal approved	For	Absence	For	For

the 38th AGM on March 30, 2020

•	Term of Outside director Jong-Gu Kim, Suk-Gwon Chang, Gye-Mein Lee and Il Im expired

•	Outside director Hyun-Myung Pyo, Chung-Gu Kang, Chan-Hi Park and Eun-Jung Yeo newly appointed

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Hee-Yol Yu	Gang-Cheol Lee	Hyun-Myung Pyo	Chan-Hi Park
				Attendance 100%	Attendance 66.7%	Attendance 100%	Attendance 100%
2nd	2020.6.11	Report on provision of long term incentive and disposition of treasury share for 2019	Original proposal accepted	For	For	For	For
		Report on limit of long term incentive and criteria of stock compensation for 2020	Original proposal accepted	For	For	For	For
3rd	2020.9.17	Report on standards for short term incentive provision for former CEO’s service in 2020	Original proposal accepted	For	For	For	For

•	Executive Committee

Order	Meeting Date	Agenda	Results of discussion	Inside Director
				Chang-Gyu Hwang	Dong-Myun Lee	In-Hoe Kim
				Attendance 100%	Attendance 100%	Attendance 100%
1st	2020.2.10	KT Handset Account Receivable Selling Plan for 2020	Original proposal approved	For	For	For

Inside director Dong-Myun Lee resigned on February 17, 2020.

the 38th AGM on March 30, 2020

•	Term of Inside director Chang-Gyu Hwang and In-Hoe Kim expired

•	Inside director Hyeon-Mo Ku, Yoon-Young Park and Jong-Ook Park newly appointed

Order	Meeting Date	Agenda	Results of discussion	Inside Director
				Hyeon-Mo Ku	Yoon-Young Park	Jong-Ook Park
				Attendance 100%	Attendance 100%	Attendance 100%
2nd	2020.4.22	Proposal on establishment, relocation and closure of branch offices	Original proposal approved	For	For	For
3rd	2020.6. 3	Plan for issuance of 193th KT corporate bonds	Original proposal approved	For	For	For
		Plan for issuance of 2020 1st KT foreign currency corporate bonds	Original proposal approved	For	For	For
4th	2020.8.19	Plan for issuance of 2020 2st KT foreign currency corporate bonds	Original proposal approved	For	For	For
5th	2020.10.14	Proposal on KT O-Chang site disposition and BBH acquisition plan for transferring telecommunication facilities in the site	Original proposal approved	For	For	For
6th	2020.12.10	Proposal on transition of Yanolja’s RCPS into CPS	Original proposal approved	For	For	For

•	Related-Party Transaction Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Il Im	Gae-Min Lee	Hee-Yol Yu	Tae-Yoon Sung
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2020. 1.20	Proposal on participating in paid-in capital increase for KT Engcore	Original proposal approved	For	For	For	For

the 38th AGM on March 30, 2020

•	Term of Outside director Jong-Gu Kim, Suk-Gwon Chang, Gye-Min Lee and Il Im expired

•	Outside director Hyun-Myung Pyo, Chung-Gu Kang, Chan-Hi Park and Eun-Jung Yeo newly appointed

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Hee-Yol Yu	Chung-Gu Kang	Chan-Hi Park	Eun-Jung Yeo
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2nd	2020. 4.14	Proposal on business transfer of KT web novel business and etc.	Original proposal approved	For	For	For	For

•	Corporate Sustainability Management Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Hyun-Myung Pyo	Gang-Cheol Lee	Chan-Hi Park	Tae-Yoon Sung	Yoon-Young Park
				Attendance 100%	Attendance 50%	Attendance 100%	Attendance 100%	Attendance 75%
1st	2020.4.16	Proposal on donation of refund of 2020 MWC Barcelona event	Original proposal approved	For	For	For	For	For
		Report on result of Corporate Sustainability Management assessment for 2019	Original proposal accepted	For	For	For	For	For
		Report on 2020 Corporate Sustainability Management plan	Original proposal accepted	For	For	For	For	For
2nd	2020. 5.28	Proposal on donation of corporate partnership investment fund for innovative partnership programs	Original proposal approved	For	For	For	For	For
3rd	2020. 8. 6	Report on result of Corporate Sustainability Management assessment for the 1H 2020	Original proposal accepted	For	For	For	For	For
4th	2020.12.17	Report on result of Corporate Sustainability Management assessment for 2020	Original proposal accepted	For	For	For	For	Absence

(4) Independence of the Board of Directors

(a)	Independence of appointing BOD members

In order to secure independence and transparency, outside director candidate should be recommended to the AGM by Outside director candidate committee and the outside search and advisory service may be conducted if necessary. Inside director, excluding representative director, should be recommended among executives by representative director with consent of the board of directors and selected from the AGM following the articles of incorporation.

(b)Appointment of new Directors and recommender (as of December 31, 2020)

Title	Name	Tenure	Consecutive term (number of term)	Appointment background	Recommendation	Acting area as a director	Transactions with the company, relationship with major shareholders
Representative director	Hyeon—Mo Ku	March of 2020 ~ AGM day of 2023	—	ICT/Management expert	BOD	Executive committee	None
Inside director	Yoon-Young Park	March of 2020 ~ AGM day of 2021	—	ICT/Management expert	Representative director (w/ the consent of BOD)	Executive committee, Corporate sustainability management committee	None
Inside director	Jong—Ook Park	March of 2020 ~ AGM day of 2021	—	ICT/Management expert	Representative director (w/ the consent of BOD)	Executive committee, Corporate governance committee	None
Outside director	Dae-You Kim	March of 2018 ~ AGM day of 2021	—	Corporate relations expert	Outside director candidate recommendation committee	Chairperson of BOD, Corporate governance committee, Audit committee	None
Outside director	Gang-Cheol Lee	March of 2018 ~ AGM day of 2021	—	Corporate relations expert	Outside director candidate recommendation committee	Chairperson of Corporate governance committee, Evaluation and compensation committee, Corporate sustainability management committee	None
Outside director	Hee-Yol Yu	March of 2019 ~ AGM day of 2022	—	ICT expert	Outside director candidate recommendation committee	Chairperson of Evaluation and compensation committee, Chairperson of Related party transaction committee, Corporate governance committee	None
Outside director	Tae-Yoon Sung	March of 2019 ~ AGM day of 2022		Global affairs /Economy expert	Outside director candidate recommendation committee	Chairperson of Audit committee, Corporate sustainability management committee	None
Outside director	Hyun-Myung Pyo	March of 2020 ~ AGM day of 2023	—	ICT/Management expert	Outside director candidate recommendation committee	Chairperson of Corporate sustainability management committee, Corporate governance committee, Evaluation and compensation committee	None
Outside director	Chung-Gu Kang	March of 2020 ~ AGM day of 2023	—	Telecommunication ICT expert	Outside director candidate recommendation committee	Audit committee, Related party transaction committee	None
Outside director	Chan—Hi Park	March of 2020 ~ AGM day of 2022	—	Management expert	Outside director candidate recommendation committee	Evaluation and compensation committee, Related party transaction committee, Corporate sustainability management committee,	None
Outside director	Eun-Jung Yeo	March of 2020 ~ AGM day of 2023	—	Accounting·Finance expert	Outside director candidate recommendation committee	Audit committee, Related-party transaction committee	None

Tenure : Tenure as a director

(c)	Establishing separate committee to appoint new directors

The 9th Board meeting of 2019 (2019.9.27) : Chairperson and members of Outside Director Candidate Recommendation Committee appointed

Name	Whether Outside Director	Note
Dae-You Kim(Chairperson)	O	The number of Outside Directors should be more than 50% (fulfilled requirements stipulated in Commercial Act 542(8) 4.)
Gang-Cheol Lee	O
Hee-Yol Yu	O
Tae-Yoon Sung	O
In-Hoe Kim	X

Excluded Outside Director Jong-Gu Kim, Gae-Min Lee, Suk-Gwon Chang and Il Im whose tenure ended by the AGM of 2020

The 10th Board meeting of 2020 (2020.9.22) : Chairperson and members of Outside Director Candidate Recommendation Committee appointed

Name	Whether Outside Director	Note
Hee-Yol Yu(Chairperson)	O	The number of Outside Directors should be more than 50% (fulfilled requirements stipulated in Commercial Act 542(8) 4.)
Tae-Yoon Sung	O
Hyun—Myung Pyo	O
Chung—Gu Kang	O
Chan-Hi Park	O
Eun-Jung Yeo	O
Jong-Ook Park	X

Excluded Outside Director Dae-You Kim and Gang-Cheol Lee whose tenure ended by the AGM of 2021

•	Outside Director Candidate Recommendation Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Dae-Yoo Kim	Gang- Cheol Lee	Hee-Yol Yu	Tae-Yoon Sung	In-Hoe Kim
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 0%
1st	2020.3.5	Final decision on Outside Director candidates	Candidates decided	For	For	For	For	Absence

The 10th Board meeting of 2020 (2020.9.22) : Chairperson and members of Outside Director Candidate Recommendation Committee appointed

Order	Meeting Date	Agenda	Results of discussion	Outside Director						Inside Director
				Hee-Yol Yu	Tae-Yoon Sung	Hyun- Myung Pyo	Chung-Gu Kang	Chan—Hi Park	Eun-Jung Yeo	Jong-Ook Park
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2nd	2020.11.3	Proposal on operating plan of Outside Director Candidate Recommendation Committee	Committee operating plan approved	For	For	For	For	For	For	For

(5) Expertise of Outside Directors

KT established a dedicated team(corporate governance team) for outside directors to support the board meeting and committee activities. The corporate governance team provides explanatory meetings in advance, if necessary, to make agendas fully considered and information on business issues.

(a) Supportive team for Outside Directors

Department	Number of Staffs	Job Position(years served)	Activity history
BOD Office of the Management Planning Department	9

Office Director 1 (4 years of service)

Team leader 2 (1 years of service on average)

Vice director 2 (4 years of service on average)

Manager 3 (3.7 years of service on average)

Assistant manager 1 (4 years of service)

- Provides daily news about the company and telecom policies and report on major issues

- Reports on preliminary check result for meeting items

- Provides other information needed for outside directors’ job and supports for their requests.

Years served are counted up to date of disclosure

(b) Education for outside directors

Date	Education provider	Attended outside director	Reasons for absence	Education contents
2020.3.26	KT	Hyun-Myung Pyo, Chung-Gu Kang, Chan-Hi Park, Eun-Jung Yeo	Only for newly appointed outside directors	Introduction of KT BOD, KT group affiliates and management plan, Domestic and global telecommunication and ICT industry trends and others
2020. 5.12	KT	All	–	Major regulation issues and responds in 2020
2020. 5.28	KT	Dae-You Kim, Gang-Cheol Lee, Hee-Yol Yu, Hyun-Myung Pyo, Chung-Gu Kang, Chan-Hi Park, Eun-Jung Yeo	Director Tae-Yoon Sung was absent for private schedule (Alternatively provided education materials)	Group Media/Contents business strategy, Group Real estate business status and strategy
2020. 6.11	KT	All	–	Group Finance business status and strategy
2020. 6.23	KT	All	–	5G network/business strategy
2020. 7.23	KT	Dae-You Kim, Hee-Yol Yu, Tae-Yoon Sung, Hyun-Myung Pyo, Chung-Gu Kang, Chan-Hi Park, Eun-Jung Yeo	Director Gang-Cheol Lee was absent for private schedule (Alternatively provided education materials)	AI R&D/business strategy
2020. 9.17	KT	Dae-You Kim, Gang-Cheol Lee, Hee-Yol Yu, Hyun-Myung Pyo, Chung-Gu Kang, Chan-Hi Park, Eun-Jung Yeo	Director Tae-Yoon Sung was absent for private schedule (Alternatively provided education materials)	KT strategic investment direction, Group management direction and achievements
2020. 9.22	KT	All	—	Global business strategy
2020.10.30	KT	Dae-You Kim, Gang-Cheol Lee, Hee-Yol Yu, Tae-Yoon Sung, Hyun-Myung Pyo, Chung-Gu Kang, Eun-Jung Yeo	Director Chan-Hi Park was absent for private schedule (Alternatively provided education materials)	KT corporate strategy, The changes of KT network and IT, Mobile network evolution direction after 5G
2020.11. 5	Samil Accounting Corporation	Dae-You Kim, Hee-Yol Yu, Tae-Yoon Sung, Hyun-Myung Pyo, Chung-Gu Kang, Chan-Hi Park, Eun-Jung Yeo	Director Gang-Cheol Lee was absent for private schedule (Alternatively provided education materials)	Internal accounting management system

2. Audit system

(1) Personal Information of Members of the Audit Committee (As of December 31, 2020)

Name	Outside Director	Experience	Accounting/ Finance Expert
			Expert	Expertise	Relevant career
Tae-Yoon Sung	Yes	-Professor at School of Economics, Yonsei University - Dean of Underwood International College, Yonsei University - Director at Korea Money and Finance Association - Editorial Member at Editorial Committee, Korea Economic Association	—	—	—
Dae-You Kim	Yes	- Economic Policy Top Secretary, Presidential Secretariat (Vice Minister Level) - Vice Chairman, Wonik Investment Partners - Outside Director, DB Life Insurance Co., Ltd(Present)	—	—	—
Chung-Gu Kang	Yes	-Professor at College of Engineering, Korea University - Member of the National Academy of Engineering of Korea - Honorary President at Korea Institute of Communication and Information Sciences -Chair at Consultative Committee for Radio Policy, Ministry of Science and ICT	—	—	—
Eun-Jung Yeo	Yes

-Profess at College of Business, Chung-Ang University

- Member of Asset Management Committee for Employment Insurance / Industrial Insurance Fund, Ministry of Employment and Labor

- Member of Financial subcommittee, Consumer Policy Committee, Fair Trade Commission, Prime Minister’s Office

- Vice President at Korea Money and Finance Association

			Yes	Ph.D. in Finance and accounting	- Qualification : Ph.D. in Economics, University of Michigan - Work Length : Profess at College of Business, Chung-Ang University (2013-Present)

(a) Finance and accounting expert

Director Tae-Yoon Sung, Chung-Gu Kang, and Eun-Jung Yeo are newly elected as member of Audit Committee at AGM on March 30th, 2020. Amongst Audit committee members, Director Eun-Jung Yeo is a finance/accounting expert. Director Eun-Jung Yeo received Ph,D in Economics and has worked from September, 2013 as a professor of School of Business, Chung-Ang University.

Director Eun-Jung Yeo is an expert in corporate finance (CSR, remuneration, governance, behavioral finance), Fintech (payment, virtual currency), financial brokerage (credit information, credit card, banking industry), financial investment business, and capital market, writing a number of papers related to Corporate Finance. She also has been in charge of evaluation and advisory services in accounting and finance related fields, such as in government agencies. Please refer to the following for specific major career and financial accounting-related activities.

•	Qualification and work experience

Begin Year	End Year	Experience	Note
1996	1998	Bachelor’s in Chemical Engineering, Seoul National University	—
2000	2006	Ph.D. in Economics, University of Michigan	Qualified : Master’s degree or higher in finance and accounting related field
2013	Present	Profess at College of Business, Chung-Ang University	Qualified : Worked for a university at least as an assistant professor or higher in accounting or finance for an aggregated period of at least five years

•	Other major work experience

•	2017-present : Member of Financial Developments Council, Financial Services Commission

•	2015-present : Member of Evaluation Committee for Public Funds, Ministry of Strategy and Finance

•	2016-present : Member of Financing & Planning Council, City government of Seoul

•	2018-present : Vice President at Financial Information Society of Korea

•	2016 : Vice President, MBA, Chung-Ang University

•	2015-2016 : Director, Korea Money and Finance Association

•	2015-2016 : Coordinator, Korea Securities Association

•	2012-2014 : Public capital redemption fund oversight council, Financial Services Commission

•	2012-2014 : Editorial Board of Asian Review of Financial Research

•	2006-2009 : Research Fellow, Korea Institute of Finance

(2) Independence of Audit Committee

The Audit Committee is established within the Board of Directors and members of the audit committee are appointed at the shareholders’ meeting. The Audit Committee is composed of four Outside Directors. Among the members, Eun-Jung Yeo is the financial expert.

The Audit Committee performs its duties and accounting work independently. If necessary, the Audit Committee and its members have the right to report on the company’s business and investigate the company’s financial status.

Outside Director	Tenure*	Consecutive term (number of term)	Reasons for appointment	Recommender	Roles in the Board	Transaction with the Company, Relationship with the largest shareholder and major shareholders
Tae-Yoon Sung	March of 2020 ~ AGM of 2022	Not applicable	Global affairs/ Economy Expert	Board of Directors	Audit Committee (Chairperson) Sustainability Management Committee(Member)	None
Dae-You Kim	March of 2019 ~ AGM of 2021	Not applicable	External Cooperation Expert	Board of Directors	Chairperson of BOD, Corporate Governance Committee(Member), Audit Committee(Member)	None
Chung-Gu Kang	March of 2020 ~ AGM of 2023	Not applicable	ICT Expert	Board of Directors	Audit Committee(Member), Internal Transaction Committee(Member)	None
Eun-Jung Yeo	March of 2020 ~ AGM of 2023	Not applicable	Finance/Accounting Expert (Article 37 (2) 2 of the Enforcement Decree of the Commercial Act)	Board of Directors	Audit Committee(Member), Internal Transaction Committee(Member)	None

(3) Major Activities of the Audit Committee

Order	Date	Agenda	Result of Discussion	Outside Director
				Suk-Gwon Chang	Jong-Gu Kim	Dae-You Kim	Il Im
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2020. 2.4	Approval of audit and non-audit services for consolidated company for the Fiscal year 2020	Original proposal approved	For	For	For	For
2nd	2020.2.27	Report on operational condition of the internal accounting management system for 2019	Original proposal accepted	For	For	For	For
		Report on audit records for 2019 and audit plan for 2020	Original proposal accepted	For	For	For	For
		Report on final audit for fiscal year 2019	Original proposal accepted	For	For	For	For
3rd	2020. 3.5	Evaluation report on operational status of internal compliance device of the audit committee for 2019	Original proposal approved	For	For	For	For
4th	2020.3.20	Audit report of the annual general meeting of shareholders for the 38th term	Original proposal approved	For	For	For	For
		Evaluation Opinion on the Operation Status of the Audit Committee’s Internal Monitoring System	Original proposal approved	For	For	For	For
		Research result report on agenda and documents of the annual general meeting of shareholders for the 38th term	Original proposal approved	For	For	For	For
		Appointment of the Chairman of the Compliance Committee	Appointment of Chairperson	For	For	For	For

After the 38th General Meeting of Shareholders on March 30, 2020

Order	Date	Agenda	Result of Discussion	Outside Director
				Tae- Yoon Sung	Dae-You Kim	Chung-Gu Kang	Eun-Jung Yeo
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
5th	2020.3.30	Appointment of the chairman of Audit committee	Chairman appointed	For	For	For	For
		Delegation of authority for prior approval of non-audit service of external auditor	Delegatee appointed	For	For	For	For

6th	2020.4.16	Appointment and dismissal agreement for internal audit manager	Original proposal approved	For	For	For	For
		2020 Compliance Plan Report	Original proposal accepted	For	For	For	For
		Report on the status of audit performance by external auditors in fiscal year 2019	Original proposal accepted	For	For	For	For
		Report on US filing consolidated financial statements final audit for the Fiscal year 2019	Original proposal accepted	For	For	For	For

7th	2020.5. 7	Report on financial statements(separate and consolidated) of the 1Q 2020	Original proposal accepted	For	For	For	For

8th	2020.8.4	Report on hiring results of management executives in the first half of 2020	Original proposal accepted	For	For	For	For
		Approved for audit service of consolidated company by external auditor in fiscal year 2020	Original proposal approved	For	For	For	For
		Report on final audit for the first half of fiscal year 2020	Original proposal accepted	For	For	For	For
		Report on audit result for the first half of fiscal year 2020 and audit plan for second half of fiscal year 2020	Original proposal accepted	For	For	For	For
		Report on financial statements(separate and consolidated) of the 1H 2020	Original proposal accepted	For	For	For	For
9th	2020.11.3	Report on financial statements(separate and consolidated) of the 3Q 2020	Original proposal accepted	For	For	For	For
		Approved additional remuneration by external auditor	Original proposal approved	For	For	For	For
		Report on compliance performance in 2020	Original proposal accepted	For	For	For	For
		Report on results of 2020 compliance implementation	Evaluation grade determined	For	For	For	For
10th	2020.11.23	Approved audit service for consolidated companies(periodic designation) by external auditors in fiscal year 2021	Original proposal approved	For	For	For	For
11th	2020.12.15	Approval of remuneration for independent auditor for the Fiscal year 2021	Original proposal approved	For	For	For	For

(4) Education plan

Though auditors already have sufficient experience and knowledge, KT provides auditors with reports and education programs about related issues such as industry which KT belongs to, change in management environment, legal change and etc..

- Briefing on major change in management environment and compliance issue

•	Seminars related with the Audit Committee

•	Educational programs or conference

(5) Audit Committee Education status

Date	Education provider	Attended audit member	Reasons for absence	Education contents
2020.4.16	Samil Accounting Corporation	All	—	Role and Responsibilities of the Audit Committee -New market environment and audit committee -Financial reporting and external audit -Internal control and risk management -Internal audit

2020.4.28	KT	Tae-Yoon Sung, Chung-Gu Kang, Eun-Jung Yeo	Director Kim Dae-You not attended due to personal schedule (Substitute for provision of educational materials)	Compliance training

2020.7.7	Audit Committee Forum	Kim Dae-You, Chung-Gu Kang, Eun-Jung Yeo	Director Tae-Yoon Sung not attended due to personal schedule (Substitute for provision of educational materials)	2020 1st regular forum for auditors and auditors -Finding reasons for disagreement between auditors and solutions -Introduction of audit committee operation guidelines

2020.7.14	Samil Accounting Corporation	All	—	Role and Responsibilities of the Audit Committee Changes in the financial landscape in 2020

(6) Supportive team for Audit Committee

Department	Number of Staffs	Job Position(years served)	Activity history
Ethics Management Office	44	Offce Head 1 (2 years of service) Director 2 (1.5 years of service on average) Team leader 8 (3 years of service on average) Team members 33 (3 years of service on average)

•  Group/company-wide ethical management promotion and organizational soundness and ethics diagnosis/audit

•  Company-wide risk management and compliance status diagnosis and inspection

•  Group/company-wide accounting audit and internal control diagnosis

(7) Matters on Compliance officer

•	Name : Byung-Sam Park

•	Qualification : Passed the 35th Korean judicial examination(1993), Lawyer

•	Education

•	Graduated School of Law, Korea University (1990)

•	Studied in Munich University, Germany (2007~2008)

•	Completed executive course in School of Law, Seoul University (2014)

•	Professional experience

•	Completed the 27th training of the Judicial Research and Training Institute (1998)

•	Judge of Daegu, Incheon, Seoul Central and Seoul Southern District Court (1998~2007)

•	Judge of Seoul High Court (2009~2010)

•	Delegated to Constitutional Court (2010~2012)

•	Judge in charge of warrant at Seoul Central District Court (2012~2013)

•	Vice president, Legal Affair Department of Legal Affair Center, KT Ethics Management Office / Legal Affair 1 Department, Legal Affairs office (2013~2015)

•	Head of KT Legal Affair Office, Corporate Planning Group (2017.12.~2018.11)

•	Head of KT Legal Affair Office (2018.11 ~ Present)

•	Major Activities and results

Items	Date/Period	Contents	Result
Compliance Training	On occasion

- Legal training for major positions and domestic/global business departments about Monopoly Regulation and Fair Trade Act, Improper Solicitation and Graft Act, Act on Contracts to which the State is a party, Act on Contracts to which a Local Government is a party, Fair Transactions in Subcontracting Act and others (24 sessions)

- On-line training on Improper Solicitation and Graft Act, Distribution of standard contract forms/ compliance notes for business operation

Nothing significant to report

Contract review and Legal Advise	On occasion	- Legal review on job responsibilities and contracts of employee in company rules	Nothing significant to report

Compliance communication	On occasion	- Support communication between compliance officer and employee and information about compliance with legal operating system	Nothing significant to report

Strengthen compliance system	On occasion

- Strengthen compliance system by planning reorganization plan/advanced compliance training and defining main legal risk areas and multi-steps check procedure and etc..

- Operate compliance committee( Final Decision-making Board on compliance matters), compliance offices and etc..

Nothing significant to report

•	Supportive team for the compliance officer

Department	Number of Staffs	Job Position(years served)	Activity history
Compliance Office	15

Team leader 3 (3.7years of service on average)

Director 1 (1 year of service)

Senior Manager 4 (0.8 years of service on average)

Manager 5 (3.6 years of service on average)

Lawyer 2 (5.5 years of service on average)

- Corporate compliance planning

- Compliance trainings for employees

- Inspection and evaluation on each compliance area

- Facilitating compliance to be culturally embedded

- Provides prior report on main issues

- Supports compliance decision making entities(Audit committee, Compliance committee and others)

3. Matters on Shareholder’s Exercise of Voting Rights

(1)	Adoption of Cumulative Voting System

•	Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

•

Where a general meeting of shareholders of a company is convened to appoint two or more directors, shareholders who hold no less than three percent of the total number of issued and outstanding shares excluding nonvoting shares may request the company to appoint directors based on cumulative voting, except as otherwise provided for by the articles of incorporation.

•

Each shareholder shall have the same number of voting rights per share as directors to be elected, with respect to the resolutions for election of directors, and the voting rights may be exercised based on cumulative voting for one or several candidates for directors

•	Where directors are to be elected by a vote, the directors shall be elected in order of candidates who obtain the most votes.

•	For further information, refer to Commercial Act Article 382-2(Cumulative Voting) and Article 542-7(Special cases concerning Cumulative Voting)

(2)	Adoption of the Written Voting System or Electronic Voting

•

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005). The written voting system has been introduced and exercised to protect right of the minority shareholders. To make minor shareholders can exercise voting right on each agenda with the written vote measure, KT sends voting papers with the AGM notice and shareholders can exercise voting rights by marking for/against on voting paper and mailing back to the company before the meeting.

Article 22-2 (Exercise of Voting Rights by Writing)

(1) The Shareholders may exercise their voting rights by writing without attending the General Meetings of Shareholders in person.

(2) In case of Paragraph (1) above, KT shall send the notice of convening the General Meeting of Shareholders, together with written documents and reference materials necessary for the Shareholders to exercise their voting rights.

(3) The Shareholders desiring to exercise their voting rights by writing shall enter necessary matters in the written documents under paragraph (2) and submit them to KT by the date immediately preceding the date set for the Meeting.

•

To promote attendance for the shareholders’ meeting, KT improved shareholders’ convenience by adopting electronic voting through the BOD resolution on February 6, 2020 in accordance with the Commercial Act Article 368-4(Exercise of Voting Rights by Electronic Means). On the AGM notice, KT will notice that shareholders mayn exercise vote by electronic means. When shareholders exercise an absentee vote, he/she shall choose to do so either in writing or by electronic mean in accordance with the Commercial Act Article 368-4(4).

4. Equity Investments

[As of December 31, 2020]							(Units: In Share, Won million)
Name of Company or Item	Beginning Balance			Increase (Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition (Disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
KT Powertel Co., Ltd.	7,771,418	44.8%	37,419	—	—	—	7,771,418	44.8%	37,419	119,694	3,809
KT Linkus Co., Ltd.	3,075,232	87.3%	6,738	—	—	—	3,075,232	87.3%	6,738	56,851	-3,212
KT Submarine Co., Ltd. (*1)	8,085,000	39.3%	24,370	—	—	—	8,085,000	39.3%	24,370	116,813	1,197
KT Sat Co., Ltd.	10,000,000	100.0%	390,530	—	—	—	10,000,000	100.0%	390,530	630,740	14,753
KT Telecop Co., Ltd.	5,765,911	86.8%	134,308	—	—	—	5,765,911	86.8%	134,308	318,456	212
KTCS Corporation (*1)	3,177,426	7.6%	6,427	—	—	—	3,177,426	7.8%	6,427	282,057	5,660
KTIS Corporation (*1)	10,196,190	30.1%	30,633	—	—	—	10,196,190	30.8%	30,633	294,289	7,387
KT Skylife Co., Ltd. (*1)	23,908,000	50.3%	311,696	—	—	—	23,908,000	50.3%	311,696	890,622	57,707
SkylifeTV Co., Ltd.	6,000,000	14.8%	3,000	—	—	—	6,000,000	14.8%	3,000	61,406	4,363
KT Estate Inc.	15,848,819	100.0%	1,084,522	—	—	—	15,848,819	100.0%	1,084,522	1,670,802	16,110
Next connect PFV	73,130,099	100.0%	23,421	566,875	829	—	73,696,974	100.0%	24,250	394,268	-7,101
GE premier CR-REITs	600,000	54.3%	3,000	—	—	—	600,000	54.3%	3,000	5,703	53
BC card Co., Ltd.	3,059,560	69.5%	633,004	—	—	—	3,059,560	69.5%	633,004	3,023,963	49,491
H&C Network	8,903	1.0%	848	—	—	—	8,903	1.0%	848	91,322	803
KT Sprorts Co., Ltd.	1,980,000	66.0%	9,900	924,000	4,620	—	2,904,000	66.0%	14,520	26,572	-2,516
Autopion Co., Ltd.	400,000	100.0%	2,000	—	—	—	400,000	100.0%	2,000	4,903	-2,459
KT Service Bukbu Co., Ltd.	476,094	67.3%	7,092	—	—	—	476,094	67.3%	7,092	60,824	-870

KT Service Nambu Co., Ltd.	531,127	76.4%	10,160	—	—	—	531,127	76.4%	10,160	58,182	-456
KT MOS Bukbu Co., Ltd. (*1)	409,991	100.0%	6,334	—	—	—	409,991	100.0%	6,334	32,167	1,369
KT MOS Nambu Co., Ltd. (*1)	248,515	98.4%	4,267	—	—	—	248,515	98.4%	4,267	33,167	1,638
KT Engineering Co., Ltd. (KT ENGCORE)	1,000,000	100.0%	—	400,000	28,000	—	1,400,000	59.8%	28,000	184,722	-13,557
KTDS Co., Ltd. (*1)	2,400,000	95.3%	19,616	—	—	—	2,400,000	95.3%	19,616	181,411	10,913
KT GDH Co., Ltd. (KT SB Data service)	7,400,000	100.0%	7,544	—	—	—	7,400,000	100.0%	7,544	11,003	538
KT M mobile Co., Ltd.	40,000,000	100.0%	136,174	—	—	-33,937	40,000,000	100.0%	102,237	129,011	-3,617
KT Hitel Co., Ltd.	22,750,000	63.7%	120,078	—	—	—	22,750,000	63.7%	120,078	280,646	-4,197
KT M&S Co., Ltd.	47,400,000	100.0%	26,764	—	—	—	47,400,000	100.0%	26,764	231,260	-485
KT Huimangjieum	300,000	100.0%	1,500	—	—	—	300,000	100.0%	1,500	3,719	-13
KT Commerce, Inc.	266,000	19.0%	1,782	—	—	—	266,000	19.0%	1,782	117,753	3,304
KT M Hows Co., Ltd.	760,000	76.0%	6,794	—	—	—	760,000	76.0%	6,794	104,704	6,935
Genie Music Corporation (*1)	20,904,514	36.2%	37,417	—	—	—	20,904,514	36.2%	37,417	250,538	9,472
Nasmedia Inc. (*1)	3,742,406	44.0%	23,051	—	—	—	3,742,406	44.0%	23,051	322,623	22,452
PlayD Co., Ltd.	3,008,989	33.3%	20,000	—	—	—	3,008,989	23.5%	20,000	119,883	1,488
Storywiz Co., Ltd.	—	—	—	2,800,000	14,000	—	2,800,000	100.0%	14,000	21,594	-1,954
KT Music Contents Investment Fund No.1	2,100,000,000	23.3%	2,100	-1,260,000,000	-1,260	—	840,000,000	23.3%	840	4,844	84
KT Music Contents Investment Fund No.2	2,000,000,000	26.7%	2,000	2,000,000,000	2,000	—	4,000,000,000	26.7%	4,000	15,021	-116
KT-Michigan Global Contents Fund	9,420	53.5%	9,420	—	—	—	9,420	53.5%	9,420	10,382	-1,420

KT Investment Co., Ltd.	4,000,000	100.0%	20,000	—	—	—	4,000,000	100.0%	20,000	18,363	722
KT Strategic Investment Fund No. 2	173	90.9%	10,245	—	—	—	173	90.9%	10,245	55,732	45,172
KT Strategic Investment Fund No. 3	45	86.7%	4,507	—	—	—	45	86.7%	4,507	7,140	-2,130
KT Strategic Investment Fund No. 4	190	95.0%	19,000	—	—	—	190	95.0%	19,000	16,478	-2,930
KT Strategic Investment Fund No. 5	60	96.0%	6,000	65	6,540	—	125	95.0%	12,540	12,824	-406
Korea Telecom America, Inc.	4,500	100.0%	2,376	—	—	—	4,500	100.0%	2,376	4,498	712
Korea Telecom Japan Co., Ltd.	1,671	100.0%	—	—	—	—	1,671	100.0%	—	2,694	1
Korea Telecom China Co., Ltd.	—	100.0%	2,160	—	—	—	—	100.0%	2,160	381	-492
PT.KT Indonesia	198,000	99.0%	108	-198,000	-9	-99	—	0.0%	—	8	—
KT Hong Kong Telecommunications Co., Ltd.	405,000	100.0%	460	—	—	—	405,000	100.0%	460	6,159	1,308
KT Dutch B.V.	222,098	100.0%	32,359	—	—	—	222,098	100.0%	32,359	28,923	-164
KT Belgium	81,049,999	99.9%	22,743	—	—	-17,254	81,049,999	99.9%	5,489	87,608	-81
KT ORS Belgium	6,229,999	99.9%	6,904	-6,229,999	-6,904	—	—	0.0%	—	6,454	—
KBTO sp.z o.o.	491,240	97.2%	—	55,000	1,681	-1,681	546,240	97.2%	—	438	-2,823
AOS Ltd.	—	—	—	1,530,000	1,876	—	1,530,000	51.0%	1,876	11,811	295

(*1)	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the equity ratio.

VI. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Directors

Changes since the preparation date

Inside and outside directors have been changed through the 2021 AGM on March 29, 2021 as follows.

Name	Date of Birth	Position	Years with the Company	Expiration of Term of Office
Inside Directors (1)
Hyeon-Mo Ku	January 13, 1964	Representative Director and Chief Executive Officer	12	2023 AGM
Jong-Ook Park	January 24, 1962	President, Head of Corporate Planning Group	7	2022 AGM
Kook-Hyun Kang	September 8, 1963	President, Head of Customer Business Group	10	2022 AGM
Outside Directors (1)
Gang-Cheol Lee	May 6, 1947	Outside Director, Paju Country Club Co., Ltd.	3	2024 AGM
Dae-You Kim	July 21, 1951	Outside Director, DB Life Insurance Co., Ltd.	3	2024 AGM
Hee-Yol Yu	January 12, 1947	Board Chairperson, Korea Carbon Capture & Sequestration R&D Center	2	2022 AGM
Tae-Yoon Sung	February 13, 1970	Professor, School of Economics, Yonsei University	2	2022 AGM
Hyun-Myung Pyo	October 21, 1958	Outside Director, Hankook Tire & Technology Co., Ltd.	1	2023 AGM
Chung-Gu Kang	December 12, 1962	Professor, School of Electrical Engineering, Korea University	1	2023 AGM
Chan-Hi Park	December 2, 1964	Professor, School of Business, Chung-Ang University	1	2022 AGM
Eun-Jung Yeo	February 15, 1973	Professor, School of Business, Chung-Ang University	1	2023 AGM

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	Years with the Company was includes the term of office as registered executive and non-registered executive.

2. Senior Management (As of December 31, 2020)

Name	Title and Responsibilities	Year of Birth
Hyoung-Wook Kim	Senior Executive Vice President, Future Value Office	1963
Byung-Sam Park	Senior Executive Vice President, Ethics Office	1966
Jae-Ho Song	Senior Executive Vice President, AI/DX Convergence Business Group	1966
Soo-Jung Shin	Senior Executive Vice President, Enterprise Business Group	1965
Hyun-Yok Sheen	Senior Executive Vice President, Corporate Management Group	1968
Sang-Don Ahn	Senior Executive Vice President, Legal Affairs Office	1962
Cheol-Gyu Lee	Senior Executive Vice President, Network Group	1960
Bong-Gyun Kim	Executive Vice President, Enterprise Business Strategy Unit	1972
Young-Jin Kim	Executive Vice President, Financial Management Office	1967
June-Keun Kim	Executive Vice President, C-level Consulting Unit	1966
Hoon-bae Kim	Executive Vice President, Media Business Unit	1963
Hyun-Jin Park	Executive Vice President, Customer Value Management Unit	1968
Chang-Seok Seo	Executive Vice President, Jeonnam/Jeonbuk Regional Headquarter	1967
Chi-Yong Ahn	Executive Vice President, Northern Seoul/Gangwon Regional Headquarter	1966
Yul-Mo Yang	Executive Vice President, Public Relations Office	1967
Dong-Sik Yun	Executive Vice President, IT Planning Office	1963
Seung-Yong Lee	Executive Vice President, Policy Cooperation Office	1964
Jin-Woo Lee	Executive Vice President, Busan/Gyeongnam Regional Headquarter	1966
Hyeon-Seuk Lee	Executive Vice President, Chungnam/Chungbuk Regional Headquarter	1966
Jong-Taek Lim	Executive Vice President, External Cooperation Office	1964
Sang-Kwi Chang	Executive Vice President, Legal Affairs Department 1	1968
Jung-Soo Jung	Executive Vice President, Southern Seoul/Western Seoul Regional Headquarter	1966
Jung-Yong Ji	Executive Vice President, Network O&M Unit	1968
Gyung-Pyo Hong	Executive Vice President, Institute of Convergence Technology	1962
Gang-Bon Koo	Senior Vice President, Metropolitan Wholesale Unit	1972
Hye-Jin Kwon	Senior Vice President, Network Strategy Department	1971
Moo-Seong Kim	Senior Vice President, Management Support Office	1972
Byung-Kyun Kim	Senior Vice President, Device Business Unit	1968
Bong-Ki Kim	Senior Vice President, Platform Laboratory	1968
Sang-Kyoon Kim	Senior Vice President, Group Human Resources Office	1970
Seong-ll Kim	Senior Vice President, Chungnam/Chungbuk Network O&M Headquarter	1966
Seung-Woon Kim	Senior Vice President, Infra Service Unit	1968
Young-Woo Kim	Senior Vice President, Group Management Office	1967
Young-In Kim	Senior Vice President, Network Strategy Unit	1968
Yi-Han Kim	Senior Vice President, Enterprise Business Consulting & Implementation Unit 1	1966
Jae-Kwon Kim	Senior Vice President, Biz Customer Business Unit	1968
Jun-Su Kim	Senior Vice President, Busan/Gyeongnam Network O&M Headquarter	1970
Jun-Ho Kim	Senior Vice President, Public/Finance Customer Business Unit	1965

Chae-Hee Kim	Senior Vice President, Strategy & Planning Office	1974
Pyeong Ryu	Senior Vice President, Jeonnam/Jeonbuk Enterprise Customer Sales Headquarter	1966
Sung-Uk Moon	Senior Vice President, Global Business Unit	1972
Young-Il Moon	Senior Vice President, Data & Information Security Unit	1966
Hye-Byung Min	Senior Vice President, Enterprise Service DX Unit	1969
Song-Yul Park	Senior Vice President, Jeonnam/Jeonbuk Customer Sales Headquarter Sales Planning Department	1969
Yong-Man Park	Senior Vice President, Jeonnam/Jeonbuk Customer Sales Headquarter	1965
Jeong-Jun Park	Senior Vice President, Enterprise Customer Business Unit	1967
Jong-Ho Park	Senior Vice President, Network Control Unit	1964
Hyo-Il Park	Senior Vice President, Customer Experience Innovation Unit	1970
Soon-min Bae	Senior Vice President, AI2XL Laboratory	1980
Seung-Yun Paik	Senior Vice President, Strategic Investment P-TF	1970
Young-Soo Seo	Senior Vice President, Network Research Technology Support Unit	1968
Jeong-Hyun Seo	Senior Vice President, Legal Affairs Department 3	1971
Eun-Kwon Suk	Senior Vice President, Daegu/Gyeongbuk Enterprise Customer Sales Headquarter	1968
Keum-Seok Shin	Senior Vice President, SCM Strategy Office	1965
Hoon-Joo Shin	Senior Vice President, Corporate Image Strategy P-TF	1971
Chang-Yong Ahn	Senior Vice President, Daegu/Gyeongbuk Regional Headquarter	1966
Jin-Ho Yang	Senior Vice President, Legal Affairs Department 2	1973
Jae-Min Eom	Senior Vice President, Busan/Gyeongnam Customer Sales Headquarter	1965
Hun-Yong Oh	Senior Vice President, Enterprise Business Consulting & Implementation Unit 2	1966
Kyung-Hwa Ok	Senior Vice President, IT Strategy Unit	1968
Heung-Jae Won	Senior Vice President, Western Seoul Customer Sales Headquarter	1967
Yong-Kyu Yoo	Senior Vice President, Southern Seoul/Western Seoul Enterprise Customer Sales Headquarter	1971
Chang-Kyu Yoo	Senior Vice President, Northern Seoul/Gangwon Enterprise Customer Sales Headquarter	1966
Mi-Hee Lee	Senior Vice President, Cloud/DX Business Unit	1970
Sang-Il Lee	Senior Vice President, Northern Seoul/Gangwon Network O&M Headquarter	1964
Sun-Joo Lee	Senior Vice President, ESG Management & Implementation office	1969
Yong-Gyoo Lee	Senior Vice President, Southern Seoul/Western Seoul Network O&M Headquarter	1965
Jong-Sik Lee	Senior Vice President, Infra Laboratory	1972
Chang-Ho Yi	Senior Vice President, CEO Office	1972
Seung-Hyouk Yim	Senior Vice President, CEO Office team 2	1970
Jang-Mi Lim	Senior Vice President, Industry Biz 2 P-TF	1966

Chae-Hwan Im	Senior Vice President, AI/DX Platform Business Unit	1969
In-Yong Jeong	Senior Vice President, On External Training	1969
Jae-Wook Jeong	Senior Vice President, CEO Office team 1	1972
Seong-Eun Cho	Senior Vice President, S/W Development Unit	1971
Yi-Joon Jo	Senior Vice President, Financial Management Planning Department	1967
Young-Sim Jin	Senior Vice President, Group HR Development Academy	1972
Kang-Rim Choi	Senior Vice President, Connected Car Biz Center	1974
Sung-Wook Choi	Senior Vice President, Daegu/Gyeongbuk Customer Sales Headquarter	1965
Si-Hwan Choi	Senior Vice President, Eastern Seoul Customer Sales Headquarter	1967
Joon-Ki Choi	Senior Vice President, AI/BigData Business Unit	1974
Chan-Ki Choi	Senior Vice President, Sales Operating Business Unit	1966
Ja-Kyung Hahn	Senior Vice President, Industry AI Core TF	1971
Suk-Zoon Huh	Senior Vice President, Institute of Economic & Business Research	1967
Kye-Sung Hong	Senior Vice President, Chungnam/Chungbuk Enterprise Customer Sales Headquarter	1968
Sung-Pil Hong	Senior Vice President, Group Real Estate Department	1965
Tae-Hyun Hwang	Senior Vice President, AI/DX Convergence Strategy Department	1971

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	Years with the Company was includes the term of office as registered executive and non-registered executive and does not include period of employment by KT Corporation’s affiliates.

3. Current Status of Employees

(Unit: Persons, Years, Won million)
Type	Number of Employees			Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Non-affiliated workers
	General	Other	Total
Total	22,123	597	22,720	21.6	1,911,887	88	150
•	Number of employees as of December 31, 2020.
•	Average years in continuous services was calculated based on workers excluding fixed-term workers.
•	Total Payroll and Average payroll per person are the amount of earned income under the income tax law of regular and unregistered executives.

4. Remuneration to Executive Officers

(1) Total Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

	(Unit: Won million)
Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person
3 Inside Directors	6,680	5,800	2,227
8 Outside Directors	764		96

•	The total amount paid and the average amount paid per person includes severance pay for former CEO and former inside directors following the Severance Pay Regulation for Executives.

(2) Standards for payment of remuneration for directors and auditors

1) Standards for payment of remuneration for CEO and Inside Directors

A. Earned income

Earned income consists of salary(base and position pay), bonus(short-term and long-term bonus), and other income.

•

Base pay : The amount determined by the board of directors’ resolution and the contract for delegation of management officers shall be paid 1/12 per month on the date of remuneration payment by the company.

•

Position pay : The amount determined by the board’s resolution and the contract for delegation of executive officers according to the importance of the position he performs shall be paid 1/12 per month on the date of remuneration payment by the company.

•

Short-term bonus : Short-term bonuses are paid after the resolution of the board of directors, reflecting the results of the evaluation of the annual target. The measurement index consisting of sales, operating profit, etc. and the non-measuring index for the major matters of the year are collected and paid within the range of 0-180% of the base salary.

•

Long-term bonus : It can be paid up to 0-180% of the base salary according to the management contract and the delegated contract, and it is paid in shares with limited transfer. (Payment based on TSR and Group EBITDA achievement)

•	The long-term performance bonus in 2020 has been changed to be paid within the range of 0~140% of the base salary.

•	Other income : Payment of medical examination expenses, medical expenses, etc. in accordance with the standards for executive benefits.

B. Retirement income

Retirement income is determined by the average monthly wage and number of years of service. The CEO shall pay five times the average monthly wage multiplied by the number of years of service, and the Inside director shall pay three times the amount.

2) Standards for payment of remuneration for Outside Directors

•	The monthly fixed amount : It shall be paid on the company’s remuneration payment date at the same level every month as determined by the board of directors.

•

Attendance expenses : Attendance expenses are calculated based on the amount determined by the board of directors’ resolution. This will be settled according to the number of meetings of the board of directors and committees and paid on the next month’s remuneration payment date.

•

Stock compensation : In accordance with the resolution of the board of directors, stock compensation shall be paid in the following year with a transfer restriction shares of 20 million won per person.

•	Other income : Payment of medical examination expenses, etc. in accordance with the standards for supporting outside directors

(3) Executives and employees with a remuneration of 500 million won or more

	(Unit: Won million)
Name	Position	Total Amount Paid
Chang-Gyu Hwang	Former Chief Executive Officer	2,251
Dong-Myun Lee	Former President	2,037
In-Hoe Kim	Former President	1,111
Hyeon-Mo Ku	President	997
Yoon Yong Park	President	816

•	The total amount paid includes severance pay for former CEO and former inside directors following the Severance Pay Regulation for Executives.

Name	Type		Total Amount Paid (KRW million)	Note
Chang-Gyu Hwang	Earned income	Salary	142	Based on the resolution of the board of directors, the total base pay was 373 million won and the total position pay was 200 million won
		Incentives	629

Based on the resolution of the board of directors, the incentives has been decided by evaluating revenue and operating profits of the previous year as the quantitative indicators and considering the business competitiveness and the status as the qualitative indicators comprehensively. The short-term incentives can be 0~180% of the base pay and the long-term incentives can be 0~180% of the base pay.

We have calculated and paid 629 million won in consideration of the strengthened trust in growth and sustainability by leading the 5G market, reinforcing core businesses such as media and B2B, and expanding its scope to new markets and industries through the growth of the platform business.

		Stock option	—	—
		Fringe benefits	6	Including medical expenses, health checkup costs
	Retirement income		1,474	Calculated according to the Severance Pay Regulation for Executives
	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note
Dong-Myun Lee	Earned income	Salary	53	Based on the resolution of the board of directors, the total base pay was 302 million won and the total position pay was 100 million won.
		Incentives	469	Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~95% of the base pay. We have calculated and paid 469 million won in consideration of leading 5G DX, Blockchain and Big data market as the head of Platform Business Office.
		Stock option	—	—
		Fringe benefits	7	Including medical expenses, health checkup costs
	Retirement income		1,508	Calculated according to the Severance Pay Regulation for Executives
	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note
In-Hoe Kim	Earned income	Salary	80	Based on the resolution of the board of directors, the total base pay was 294 million won and the total position pay was 100 million won.
		Incentives	402	Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~95% of the base pay. We have calculated and paid 402 million won in consideration of contributing to obtaining fundamental of mid to long-term growth and improving corporate governance structure as the head of Corporate Planning Group.
		Stock option	—	—
		Fringe benefits	7	Including medical expenses, health checkup costs
	Retirement income		622	Calculated according to the Severance Pay Regulation for Executives
	Others		—	—

Name		Type	Total Amount Paid (KRW million)	Note
Hyeon-Mo Ku	Earned income	Salary	572	Based on the resolution of the board of directors, the total base pay was 356 million won and the total position pay was 200 million won.
		Incentives	458

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~120% of the base pay.

We have calculated and paid 458 million won in consideration of contributing to the growth of telecom business and strengthened competitiveness of media and contents business as the head of Customer Business Group.

		Stock option	—	—
		Fringe benefits	12	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note
Yoon-Young Park	Earned income	Salary	433	Based on the resolution of the board of directors, the total base pay was 294 million won and the total position pay was 160 million won.
		Incentives	364	Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~120% of the base pay. We have calculated and paid 364 million won in consideration of accelerating the growth of B2B and securing global business capabilities.
		Stock option	—	—
		Fringe benefits	19	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

(4) Grant and Exercise of Stock Option

* Not applicable as of December 31, 2020.